Exhibit 99.3

VOTING SUPPORT AGREEMENT

THIS VOTING SUPPORT AGREEMENT (“Agreement”) is dated as of December 15, 2020, by and between Aphria Inc., a corporation existing under the laws of the Province of Ontario, (“Aphria”) and each of the shareholders listed on Exhibit A attached hereto (individually, a “Shareholder” and collectively, the “Shareholders”).

WHEREAS, the Shareholder is the beneficial owner of certain shares of class 2 common stock (the “Tilray Shares”) of Tilray, Inc., a corporation existing under the laws of the State of Delaware (“Tilray”), as described more particularly on Schedule A hereto (together with any additional Tilray Shares acquired after the date hereof, the “Subject Shares”);

WHEREAS, Aphria is, concurrently herewith, entering into an arrangement agreement, as the same may be amended from time to time (the “Arrangement Agreement”), with Tilray pursuant to which, among other things, Tilray is proposing to acquire the shares of Aphria in the manner provided for by the plan of arrangement (the “Plan of Arrangement”); and

WHEREAS, as a condition to its willingness to enter into the Arrangement Agreement and in order to induce Aphria to enter into the Plan of Arrangement, the Shareholder is willing to execute and deliver this Agreement and to make certain representations, warranties, covenants and agreements with respect to the Subject Shares beneficially owned by the Shareholder and set forth on Exhibit A.

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt, sufficiency and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

Article 1
INTERPRETATION

1.1               All capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to them in the Arrangement Agreement. All references herein to the Arrangement Agreement or any portion thereof refer to the Arrangement Agreement as amended, modified, restated or waived. The word “it” in reference to the Shareholder is used as a generic identifier and shall be deemed to mean “he” or “she” or words of similar import, as applicable.

Article 2
COVENANTS OF THE SHAREHOLDER

2.1               The Shareholder hereby covenants and irrevocably agrees that the Shareholder shall, from the date hereof until the earlier of (i) the Effective Time, and (ii) the termination of this Agreement pursuant to Article 6 (such earlier time, the (“Expiration Time”):

(a)	direct all Affiliates and Associates to take the actions under this Agreement. As used in this Agreement, the terms “Affiliate” and “Associate” shall have the respective meanings set forth in Rule 12b-2 promulgated by the Exchange Act and shall include all persons or entities that at any time during the term of this Agreement become Affiliates or Associates of any person or entity referred to in this Agreement, provided that Murphy Ofutt Common LLC and Murphy Ofutt LLC shall not be included as or considered Affiliates or Associates of the Shareholder for the purposes of this Agreement;

(b)	not directly or indirectly option for sale, offer, sell, assign, transfer, exchange, assign, dispose of, pledge, tender, encumber, grant a security interest in, hypothecate or otherwise convey any of the Subject Shares, or any right or interest therein (legal or equitable) (“Transfer”), to any Person or agree to do any of the foregoing;

(c)	except to the extent contemplated by this Agreement, not directly or indirectly grant any proxy, power of attorney or other right to vote the Subject Shares, or enter into any voting agreement, voting trust, vote pooling or other agreement or commitment with respect to the right to vote, call meetings of Tilray’s shareholders or give consents or approval of any kind with respect to any of the Subject Shares or agree to do any of the foregoing;

(d)	not directly or indirectly vote or cause to be voted any of the Subject Shares in respect of any proposed action by Tilray in a manner which might reasonably be expected to prevent or materially delay the successful completion of the Arrangement or the other transactions contemplated by the Arrangement Agreement, including, but not limited to, the vote by the shareholders of Tilray in favour of the Tilray Resolutions;

(e)	not directly or indirectly take any action which might be reasonably expected to impede, prevent or materially delay the approval of the Arrangement Resolution by the Aphria Shareholders or the Tilray Resolutions by the Tilray Shareholders;

(f)	take all steps as may reasonably be requested to ensure that the Arrangement and the other transactions contemplated in the Arrangement Agreement are successfully completed;

(g)	not make any statements which may reasonably be construed as being opposed to the Plan of Arrangement or the other transactions contemplated by the Arrangement Agreement or any aspect thereof and to not bring, or threaten to bring, any suit or proceeding for the purpose of, or which has the effect of, directly or indirectly, stopping, preventing, impeding, delaying or varying the Plan of Arrangement or the other transactions contemplated by the Arrangement Agreement or any aspect thereof, including not exercising any securityholder rights or remedies available at common law or pursuant to applicable securities laws;

(h)	not directly or indirectly take any action that would make any representation or warranty contained herein untrue or incorrect or that would have the effect of impairing the ability of the Shareholder to perform his, her or its obligations under this Agreement or preventing or delaying the consummation of any of the transactions contemplated hereby;

(i)	not exercise any appraisal rights;

(j)	subject to section 2.3 hereto, if the Arrangement Agreement is amended or terminated such that the transactions (or any of them) contemplated by the Arrangement Agreement are to be accomplished by means of an alternative transaction structure other than as currently contemplated in the Arrangement Agreement whereby Aphria would offer to acquire all of the Tilray Shares, the consequences of which to the Shareholders are substantially similar to or better than contemplated by the Arrangement Agreement (any such transaction is referred to as an “Alternative Transaction”), the Shareholder agrees to support the completion of the Alternative Transaction in the same manner as this Agreement provides with respect to the Arrangement, including, in the case of a take-over bid, by causing all of the Subject Shares to be validly tendered in acceptance of such take-over bid together with the letter of transmittal and, if applicable, notice of guaranteed delivery, and any other documents required in accordance with such take-over bid, and will not withdraw the Subject Shares from such take-over bid except with the consent of Aphria; and

(k)	not do indirectly that which the Shareholder may not do directly by the terms of this Section 2.

2.2               For greater certainty, any shares of class 2 common stock of Tilray or other securities of the Tilray that the Shareholder purchases or with respect to which the Shareholder otherwise acquires beneficial ownership (as defined in Rule 13d-3 under the 1934 Exchange Act, as amended (the “Exchange Act”)) after the date of this Agreement and prior to Expiration Time, including by reason of any stock split, stock dividend, reclassification, recapitalization or other similar transaction or pursuant to the exercise of options, convertible securities or warrants to purchase such shares or the conversion of any debt for such shares shall be subject to the terms and conditions of this Agreement to the same extent as if they comprised a portion of the Subject Shares and shall be deemed to be included in the Subject Shares for the purposes hereof.

2.3               Notwithstanding any other provision of this Agreement, Aphria hereby agrees and acknowledges that nothing in this Agreement will prevent the Shareholder from acting in accordance with the exercise of his or her fiduciary duties or duty to act in the best interests of Tilray as a director or officer of Tilray and/or Tilray’s subsidiaries (if the Shareholder holds such office), after considering the advice of external legal counsel.

Article 3
AGREEMENT TO VOTE IN FAVOUR OF THE TILRAY RESOLUTIONS

3.1               The Shareholder hereby covenants and irrevocably agrees, from the date hereof until the Expiration Time, except as permitted by this Agreement:

(a)	to vote the Subject Shares, and, in the case of Subject Shares held by an Affiliate or Associate of the Shareholder, to cause any holder of record of Subject Shares to vote or to execute a written consent or consents with respect to the Subject Shares at the Tilray Meeting (or any adjournment or postponement thereof or at every other meeting of the shareholders of the Tilray with respect to the Tilray Resolutions) (i) in favour of the Tilray Resolutions and any other matter necessary for the consummation of the Arrangement and the other transactions contemplated by the Arrangement Agreement; (ii) against any Adverse Proposal (as defined below) and (iii) against any action, proposal, transaction, agreement, or other matter that would reasonably be expected to impede, interfere with, delay, discourage, postpone or adversely affect the Plan of Arrangement or any of the transactions contemplated by the Plan of Arrangement;

(b)	if the Shareholder is the holder of record of any of the Subject Shares, no later than five Business Days prior to the date of the Tilray Meeting, the Shareholder shall deliver or cause to be delivered to Aphria, a copy of the duly executed proxy or proxies in respect of the Subject Shares directing the holder of such proxy or proxies to vote in favour of the Tilray Resolutions and/or any matter that could be expected to facilitate the Arrangement;

(c)	if the Shareholder is the beneficial owner of any of the Subject Shares, no later than five Business Days prior to the date of the Tilray Meeting, the Shareholder shall deliver or cause to be delivered to Aphria a copy of the duly executed voting instruction form(s) to the intermediary through which the Shareholder holds its beneficial interest in the Subject Shares instructing that the Subject Shares be voted at the Tilray Meeting in favour of the Tilray Resolutions and/or any matter that could be expected to facilitate the Arrangement;

(d)	to name those individuals in such proxy or proxies, or voting instruction form(s), as are designated by Tilray in the Tilray Proxy Statement;

(e)	to appoint Aphria and any designee of Aphria, and each of them individually, as its proxies and attorneys-in-fact, with full power of substitution and re-substitution, to vote or act by written consent during the term of this Agreement with respect to the Subject Shares in accordance with this Agreement in the event that either (i) the Shareholder breaches any of its obligations under this Agreement, or (ii) the Shareholder fails to vote or act by written consent with respect to the Subject Shares in accordance with the foregoing section prior to or at the Tilray Meeting at which the matters described in the foregoing section are considered or the last date by which written consents with respect to such matters are required to be delivered in order to be effective; and

(f)	not to tender for any bid or tender offer for Tilray Shares or take any action (including the voting (or granting of a proxy to vote) of the Subject Shares) that may lead to or otherwise result in an Adverse Proposal.

3.2               The proxy and power of attorney granted under Section 3.1(e) is given to secure the performance of the duties of the Shareholder under this Agreement. The Shareholder shall take such further action or execute such other instruments as may be necessary to effectuate the intent of this proxy. This proxy and power of attorney granted by the Shareholder shall be irrevocable during the term of this Agreement, shall be deemed to be coupled with an interest sufficient in law to support an irrevocable proxy and power of attorney and shall revoke any and all prior proxies granted by the Shareholder with respect to the Subject Shares. The power of attorney granted by the Shareholder herein is a durable power of attorney and shall survive the dissolution, bankruptcy, death or incapacity of the Shareholder. The proxy and power of attorney granted hereunder shall terminate upon the termination of this Agreement.

3.3               For purposes of this Agreement, “Adverse Proposal” means (a) any Acquisition Proposal, (b) any change in a majority of the board of directors of Tilray (other than as contemplated in the Arrangement Agreement), (c) any amendment to Tilray’s charter or organizational documents (other than as contemplated in the Arrangement Agreement), (d) any material change in the capitalization of Tilray or Tilray’s corporate structure or in any material terms of any security of Tilray, or otherwise obligating Tilray to grant any security (other than as contemplated in the Arrangement Agreement), or (e) any other matter that would reasonably be expected to impede, interfere with, delay, postpone, discourage or adversely affect the Plan of Arrangement or any of the other transactions contemplated by the Arrangement Agreement or this Agreement but for greater certainty, a Superior Proposal shall not be an Adverse Proposal.

Article 4
REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE SHAREHOLDER

4.1               The Shareholder represents, warrants and, where applicable, covenants to Aphria as follows, and acknowledges that Aphria is relying upon these representations, warranties and covenants in connection with the entering into of this Agreement and the Arrangement Agreement:

(a)	(i) the Shareholder (A) owns beneficially (as such term is defined in Rule 13d-3 under the Exchange Act) all of the Subject Shares set forth on Exhibit A, and (B) will own beneficially any additional Subject Shares acquired after the date of this Agreement, in each instance, free and clear of all Encumbrances (as hereinafter defined), and (ii) except pursuant hereto, there (A) are no options, warrants or other rights, agreements, arrangements or commitments of any character to which the Shareholder is a party relating to the pledge, disposition, Transfer or voting of any of the Subject Shares set forth on Exhibit A, and there are no voting trusts or voting agreements with respect to such Subject Shares, and (B) there will not be any options, warrants or other rights, agreements, arrangements or commitments of any character to which the Shareholder is a party relating to the pledge, disposition, Transfer or voting of any of additional Subject Shares acquired after the date of this Agreement, and there will not be any voting trusts or voting agreements with respect to such additional Subject Shares;

(b)	the Shareholder has the full corporate power (if the Shareholder is a corporation) and authority and legal capacity to enter into, execute and deliver this Agreement and to perform fully the Shareholder’s obligations hereunder (including the proxy and power of attorney described in Section 3.1(e)) and has received all requisite approvals to execute and deliver this Agreement and to perform its obligations hereunder and to complete the transactions contemplated in the Arrangement Agreement;

(c)	this Agreement has been duly and validly executed and delivered by the Shareholder and, constitutes a legal, valid and binding obligation, enforceable by Aphria against the Shareholder in accordance with its terms;

(d)	if the Shareholder is a corporation, limited partnership or limited liability company, the Shareholder is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated, organized or constituted;

(e)	none of the execution and delivery by the Shareholder of this Agreement or the completion or performance of the transactions contemplated hereby or the compliance by the Shareholder with the Shareholder’s obligations hereunder will result in a breach of or constitute a default under any provision of (i) any agreement or instrument to which the Shareholder is a party or by which the Shareholder or any of the Shareholder's property or assets is bound, (ii) any judgment, decree, order or award of any Governmental Entity against the Shareholder, or (iii) any law, statute, ordinance, regulation or rule applicable to the Shareholder, except in each case as would not reasonably be expected, either individually or in the aggregate, to impair the ability of the Shareholder to perform its obligations hereunder;

(f)	the Subject Shares are and will be at all times up until the Effective Time free and clear of any security interests, liens, claims, pledges, options, rights of first refusal, co-sale rights, agreements, limitations on the Shareholder’s voting rights, charges and other encumbrances of any nature (other than any encumbrances created by this Agreement or arising under applicable federal and state securities laws) (“Encumbrances”) that could adversely affect the Plan of Arrangement, the Arrangement Agreement, or the exercise or fulfillment of the rights and obligations of Aphria or the Shareholder under this Agreement or the Arrangement Agreement;

(g)	there are no legal proceedings in progress or pending before any Governmental Entity or threatened against the Shareholder or its Affiliates that would reasonably be expected, either individually or in the aggregate, to materially impair the ability of the Shareholder to enter into this Agreement and to perform its obligations hereunder;

(h)	no consent of the Shareholder’s spouse is necessary under any “community property” or other Laws in order for the Shareholder to enter into and perform its obligations under this Agreement; and

(i)	no broker, investment banker, financial advisor or other person (including the Shareholder) is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission that is payable by Tilray, Aphria or any of their respective affiliates in connection with the Arrangement Agreement and the transactions contemplated thereby based upon arrangements made by or on behalf of the Shareholder.

Article 5
REPRESENTATIONS AND WARRANTIES OF APHRIA

5.1               Aphria represents and warrants to the Shareholder as follows and acknowledges that the Shareholder is relying upon these representations and warranties in connection with the entering into of this Agreement:

(a)	Aphria has been duly formed and is validly existing under the laws of the Province of Ontario and has the requisite corporate power and authority to conduct its business as it is now being conducted and to enter into this Agreement and to perform its obligations hereunder;

(b)	the execution and delivery of this Agreement and the completion by Aphria of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action of Aphria and no other corporate proceedings on the part of Aphria are necessary to authorize the execution and delivery by it of this Agreement or the completion by Aphria of the transactions contemplated hereby; and

(c)	this Agreement has been duly executed and delivered by Aphria and constitutes the legal, valid and binding obligation of Aphria enforceable against it in accordance with its terms.

Article 6
TERMINATION

6.1               This Agreement shall terminate upon the earliest to occur of (i) the Effective Time, (ii) the date upon which the Shareholder and Aphria mutually agree to terminate this Agreement or (iii) the date on which the Arrangement Agreement is validly terminated in accordance with its terms.

Article 7
DISCLOSURE

7.1               The Shareholder (i) consents to the details of this Agreement being set out in the Aphria Circular and the Tilray Proxy Statement and this Agreement being made publicly available, including by filing on SEDAR and EDGAR, as may be required pursuant to applicable securities laws or any Governmental Entity in connection with the Arrangement, (ii) consents to and authorizes the publication and disclosure by Aphria and Tilray of its identity and holding of Subject Shares, the nature of its commitments and obligations under this Agreement and any other information, in each case that Aphria or Tilray reasonably determines is required to be disclosed by applicable Law in any press release, or any other disclosure document in connection with the Arrangement and any transactions contemplated by the Arrangement Agreement, (iii) agrees promptly to give to Aphria and Tilray any information either may reasonably require for the preparation of any such disclosure documents, including the Aphria Circular and the Tilray Proxy Statement and (iv) agrees to promptly notify Aphria and Tilray of any required corrections with respect to any written information supplied by it specifically for use in any such disclosure document, if and to the extent that any such information shall have become false or misleading in any material respect. Except as contemplated by the immediately preceding sentence and as otherwise required by applicable Laws or by any Governmental Entity or in accordance with the requirements of any stock exchange, no party shall make any public announcement or statement with respect to this Agreement without the approval of the other, which shall not be unreasonably withheld or delayed.

Article 8
GENERAL

8.1               This Agreement shall become effective upon execution and delivery hereof by the Shareholder.

8.2               The Shareholder and Aphria shall, from time to time, promptly execute and deliver all such further documents and instruments and do all such acts and things as the other party may reasonably require to effectively carry out the intent of this Agreement.

8.3               This Agreement shall not be assignable by any party without the prior written consent of the other parties. This Agreement shall be binding upon and shall enure to the benefit of and be enforceable by each of the parties hereto and their respective successors and permitted assigns.

8.4               Time shall be of the essence of this Agreement.

8.5               Any notice or other communication required or permitted to be given hereunder shall be sufficiently given if in writing, delivered or sent by telecopier or facsimile transmission or e-mail or similar means of recorded electronic communication:

(a)	if to Tilray:

1100 Maughan Road
Nanaimo, British Columbia

	Attention:	Dara Redler
	Email:	[REDACTED]

with a copy (which shall not constitute notice) to:

Blake, Cassels & Graydon LLP
595 Burrard Street, Suite 2600
Vancouver, BC V7X 1L3

	Attention:	Kathleen Keilty
	Email:	kathleen.keilty@blakes.com

and to

Cooley LLP

3175 Hanover Street
Palo Alto, CA 94304-1130

	Attention:	Steve Tonsfeldt
	Email:	stonsfeldt@cooley.com

(b)	if to Aphria:

1 Adelaide Street East, Suite 2310
Toronto, ON
M5C 2V9

	Attention:	Christelle Gedeon, Chief Legal Officer
	Email:	[REDACTED]

with a copy (which shall not constitute notice) to:

DLA Piper LLP (US)

1251 Avenue of the Americas
25th Floor
New York, NY 10020

	Attention:	Christopher P. Giordano / Jon Venick
	Email:	christopher.giordano@us.dlapiper.com / jon.venick@us.dlapiper.com and to

DLA Piper (Canada) LLP

1 First Canadian Place, Suite 6000
100 King Street West, PO Box 367
Toronto, ON M5X 1E2
	Attention:	Russel W. Drew
	Email:	russel.drew@dlapiper.com

and to

Fasken Martineau DuMoulin LLP

Bay Adelaide Centre
333 Bay Street, Suite 2400
Toronto, ON M5H 2T6
	Attention:	Bradley Freelan / Alex Nikolic
	Email:	bfreelan@fasken.com / anikolic@fasken.com

(c)	In the case of the Shareholder:

To the address set forth on Schedule A attached hereto, or to such other street address, individual or electronic communication number or address as may be designated by notice given by any party to the others. Any demand, notice or other communication given by personal delivery will be conclusively deemed to have been given on the day of actual delivery thereof and, if given by facsimile or electronic communication, on the day of transmittal thereof if given during the normal business hours of the recipient and on the following Business Day if not given during such hours on any day.

8.6               This Agreement and the rights and obligations of the parties hereto shall be governed by and construed in accordance with the Laws of the State of Delaware and the federal Laws of the United States applicable therein without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or of any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware. Each of the parties irrevocably and unconditionally (i) submits to the non-exclusive jurisdiction of the courts of the State of Delaware over any action or proceeding arising out of or relating to this Agreement, (ii) waives any objection that it might otherwise be entitled to assert to the jurisdiction of such courts and (iii) agrees not to assert that such courts are not a convenient forum for the determination of any such action or proceeding.

8.7               Each of the parties hereto agrees with the others that (i) monetary damages may not be a sufficient remedy for any breach of this Agreement by any of the parties, (ii) in addition to any other remedies at law or in equity that a party may have, such party shall be entitled to seek equitable relief, including injunction and specific performance, in the event of any breach of the provisions of this Agreement, and (iii) any party that is a defendant or respondent shall waive any requirement for the securing or posting of any bond in connection with such remedy. Each of the parties hereby consents to any preliminary applications for such relief to any court of competent jurisdiction. The prevailing party shall be reimbursed for all costs and expenses, including reasonable legal fees, incurred in enforcing the other party's obligations hereunder.

8.8               If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not irremediably affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled according to their original tenor to the extent possible.

8.9               This Agreement constitutes the entire agreement between the parties and supersedes all other prior agreements, understandings and undertakings, both written and oral, among the parties with respect to the subject matter hereof. The Shareholder acknowledges and agrees that notwithstanding anything to the contrary herein, the Lock-up Agreement from the Shareholder to Tilray, Inc. entered into in connection with the Agreement and Plan of Merger and Reorganization by and among Tilray, Inc., Privateer Holdings, Inc., and Down River Merger Sub, LLC dated September 9, 2019 will continue in accordance with its terms from and after the Effective Date.

8.10           The Shareholder confirms that it has had the opportunity to obtain independent legal advice regarding its rights, duties and obligations hereunder and the Shareholder has sought, or has willingly waived the right to seek independent legal advice regarding its respective rights, duties and obligations hereunder.

8.11           This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce more than one counterpart.

[signatures to follow]

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above.

APHRIA INC.

By:	(Signed) Carl Merton
	Name:	Carl Merton
	Title:	Chief Financial Officer

(Signed) Christine St. Clare
CHRISTINE ST. CLARE

SCHEDULE A
LIST OF SHAREHOLDERS

and

OWNERSHIP OF TILRAY SUBJECT SHARES

Name and Address	Subject Shares beneficially owned*	Registered Holder if different from beneficial owner*	Total number of Subject Shares owned or controlled*
Christine St. Clare [REDACTED]	[REDACTED]	[REDACTED]	[REDACTED]

VOTING SUPPORT AGREEMENT

THIS VOTING SUPPORT AGREEMENT (“Agreement”) is dated as of December 15, 2020, by and between Aphria Inc., a corporation existing under the laws of the Province of Ontario, (“Aphria”) and each of the shareholders listed on Exhibit A attached hereto (individually, a “Shareholder” and collectively, the “Shareholders”).

WHEREAS, the Shareholder is the beneficial owner of certain shares of class 2 common stock (the “Tilray Shares”) of Tilray, Inc., a corporation existing under the laws of the State of Delaware (“Tilray”), as described more particularly on Schedule A hereto (together with any additional Tilray Shares acquired after the date hereof, the “Subject Shares”);

WHEREAS, Aphria is, concurrently herewith, entering into an arrangement agreement, as the same may be amended from time to time (the “Arrangement Agreement”), with Tilray pursuant to which, among other things, Tilray is proposing to acquire the shares of Aphria in the manner provided for by the plan of arrangement (the “Plan of Arrangement”); and

WHEREAS, as a condition to its willingness to enter into the Arrangement Agreement and in order to induce Aphria to enter into the Plan of Arrangement, the Shareholder is willing to execute and deliver this Agreement and to make certain representations, warranties, covenants and agreements with respect to the Subject Shares beneficially owned by the Shareholder and set forth on Exhibit A.

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt, sufficiency and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

Article 1
INTERPRETATION

1.1          All capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to them in the Arrangement Agreement. All references herein to the Arrangement Agreement or any portion thereof refer to the Arrangement Agreement as amended, modified, restated or waived. The word “it” in reference to the Shareholder is used as a generic identifier and shall be deemed to mean “he” or “she” or words of similar import, as applicable.

Article 2
COVENANTS OF THE SHAREHOLDER

2.1          The Shareholder hereby covenants and irrevocably agrees that the Shareholder shall, from the date hereof until the earlier of (i) the Effective Time, and (ii) the termination of this Agreement pursuant to Article 6 (such earlier time, the (“Expiration Time”):

(a)	direct all Affiliates and Associates to take the actions under this Agreement. As used in this Agreement, the terms “Affiliate” and “Associate” shall have the respective meanings set forth in Rule 12b-2 promulgated by the Exchange Act and shall include all persons or entities that at any time during the term of this Agreement become Affiliates or Associates of any person or entity referred to in this Agreement, provided that Murphy Ofutt Common LLC and Murphy Ofutt LLC shall not be included as or considered Affiliates or Associates of the Shareholder for the purposes of this Agreement;

(b)	not directly or indirectly option for sale, offer, sell, assign, transfer, exchange, assign, dispose of, pledge, tender, encumber, grant a security interest in, hypothecate or otherwise convey any of the Subject Shares, or any right or interest therein (legal or equitable) (“Transfer”), to any Person or agree to do any of the foregoing;

(c)	except to the extent contemplated by this Agreement, not directly or indirectly grant any proxy, power of attorney or other right to vote the Subject Shares, or enter into any voting agreement, voting trust, vote pooling or other agreement or commitment with respect to the right to vote, call meetings of Tilray’s shareholders or give consents or approval of any kind with respect to any of the Subject Shares or agree to do any of the foregoing;

(d)	not directly or indirectly vote or cause to be voted any of the Subject Shares in respect of any proposed action by Tilray in a manner which might reasonably be expected to prevent or materially delay the successful completion of the Arrangement or the other transactions contemplated by the Arrangement Agreement, including, but not limited to, the vote by the shareholders of Tilray in favour of the Tilray Resolutions;

(e)	not directly or indirectly take any action which might be reasonably expected to impede, prevent or materially delay the approval of the Arrangement Resolution by the Aphria Shareholders or the Tilray Resolutions by the Tilray Shareholders;

(f)	take all steps as may reasonably be requested to ensure that the Arrangement and the other transactions contemplated in the Arrangement Agreement are successfully completed;

(g)	not make any statements which may reasonably be construed as being opposed to the Plan of Arrangement or the other transactions contemplated by the Arrangement Agreement or any aspect thereof and to not bring, or threaten to bring, any suit or proceeding for the purpose of, or which has the effect of, directly or indirectly, stopping, preventing, impeding, delaying or varying the Plan of Arrangement or the other transactions contemplated by the Arrangement Agreement or any aspect thereof, including not exercising any securityholder rights or remedies available at common law or pursuant to applicable securities laws;

(h)	not directly or indirectly take any action that would make any representation or warranty contained herein untrue or incorrect or that would have the effect of impairing the ability of the Shareholder to perform his, her or its obligations under this Agreement or preventing or delaying the consummation of any of the transactions contemplated hereby;

(i)	not exercise any appraisal rights;

(j)	subject to section 2.3 hereto, if the Arrangement Agreement is amended or terminated such that the transactions (or any of them) contemplated by the Arrangement Agreement are to be accomplished by means of an alternative transaction structure other than as currently contemplated in the Arrangement Agreement whereby Aphria would offer to acquire all of the Tilray Shares, the consequences of which to the Shareholders are substantially similar to or better than contemplated by the Arrangement Agreement (any such transaction is referred to as an “Alternative Transaction”), the Shareholder agrees to support the completion of the Alternative Transaction in the same manner as this Agreement provides with respect to the Arrangement, including, in the case of a take-over bid, by causing all of the Subject Shares to be validly tendered in acceptance of such take-over bid together with the letter of transmittal and, if applicable, notice of guaranteed delivery, and any other documents required in accordance with such take-over bid, and will not withdraw the Subject Shares from such take-over bid except with the consent of Aphria; and

(k)	not do indirectly that which the Shareholder may not do directly by the terms of this Section 2.

2.2         For greater certainty, any shares of class 2 common stock of Tilray or other securities of the Tilray that the Shareholder purchases or with respect to which the Shareholder otherwise acquires beneficial ownership (as defined in Rule 13d-3 under the 1934 Exchange Act, as amended (the “Exchange Act”)) after the date of this Agreement and prior to Expiration Time, including by reason of any stock split, stock dividend, reclassification, recapitalization or other similar transaction or pursuant to the exercise of options, convertible securities or warrants to purchase such shares or the conversion of any debt for such shares shall be subject to the terms and conditions of this Agreement to the same extent as if they comprised a portion of the Subject Shares and shall be deemed to be included in the Subject Shares for the purposes hereof.

2.3         Notwithstanding any other provision of this Agreement, Aphria hereby agrees and acknowledges that nothing in this Agreement will prevent the Shareholder from acting in accordance with the exercise of his or her fiduciary duties or duty to act in the best interests of Tilray as a director or officer of Tilray and/or Tilray’s subsidiaries (if the Shareholder holds such office), after considering the advice of external legal counsel.

Article 3
AGREEMENT TO VOTE IN FAVOUR OF THE TILRAY RESOLUTIONS

3.1          The Shareholder hereby covenants and irrevocably agrees, from the date hereof until the Expiration Time, except as permitted by this Agreement:

(a)	to vote the Subject Shares, and, in the case of Subject Shares held by an Affiliate or Associate of the Shareholder, to cause any holder of record of Subject Shares to vote or to execute a written consent or consents with respect to the Subject Shares at the Tilray Meeting (or any adjournment or postponement thereof or at every other meeting of the shareholders of the Tilray with respect to the Tilray Resolutions) (i) in favour of the Tilray Resolutions and any other matter necessary for the consummation of the Arrangement and the other transactions contemplated by the Arrangement Agreement; (ii) against any Adverse Proposal (as defined below) and (iii) against any action, proposal, transaction, agreement, or other matter that would reasonably be expected to impede, interfere with, delay, discourage, postpone or adversely affect the Plan of Arrangement or any of the transactions contemplated by the Plan of Arrangement;

(b)	if the Shareholder is the holder of record of any of the Subject Shares, no later than five Business Days prior to the date of the Tilray Meeting, the Shareholder shall deliver or cause to be delivered to Aphria, a copy of the duly executed proxy or proxies in respect of the Subject Shares directing the holder of such proxy or proxies to vote in favour of the Tilray Resolutions and/or any matter that could be expected to facilitate the Arrangement;

(c)	if the Shareholder is the beneficial owner of any of the Subject Shares, no later than five Business Days prior to the date of the Tilray Meeting, the Shareholder shall deliver or cause to be delivered to Aphria a copy of the duly executed voting instruction form(s) to the intermediary through which the Shareholder holds its beneficial interest in the Subject Shares instructing that the Subject Shares be voted at the Tilray Meeting in favour of the Tilray Resolutions and/or any matter that could be expected to facilitate the Arrangement;

(d)	to name those individuals in such proxy or proxies, or voting instruction form(s), as are designated by Tilray in the Tilray Proxy Statement;

(e)	to appoint Aphria and any designee of Aphria, and each of them individually, as its proxies and attorneys-in-fact, with full power of substitution and re-substitution, to vote or act by written consent during the term of this Agreement with respect to the Subject Shares in accordance with this Agreement in the event that either (i) the Shareholder breaches any of its obligations under this Agreement, or (ii) the Shareholder fails to vote or act by written consent with respect to the Subject Shares in accordance with the foregoing section prior to or at the Tilray Meeting at which the matters described in the foregoing section are considered or the last date by which written consents with respect to such matters are required to be delivered in order to be effective; and

(f)	not to tender for any bid or tender offer for Tilray Shares or take any action (including the voting (or granting of a proxy to vote) of the Subject Shares) that may lead to or otherwise result in an Adverse Proposal.

3.2          The proxy and power of attorney granted under Section 3.1(e) is given to secure the performance of the duties of the Shareholder under this Agreement. The Shareholder shall take such further action or execute such other instruments as may be necessary to effectuate the intent of this proxy. This proxy and power of attorney granted by the Shareholder shall be irrevocable during the term of this Agreement, shall be deemed to be coupled with an interest sufficient in law to support an irrevocable proxy and power of attorney and shall revoke any and all prior proxies granted by the Shareholder with respect to the Subject Shares. The power of attorney granted by the Shareholder herein is a durable power of attorney and shall survive the dissolution, bankruptcy, death or incapacity of the Shareholder. The proxy and power of attorney granted hereunder shall terminate upon the termination of this Agreement.

3.3         For purposes of this Agreement, “Adverse Proposal” means (a) any Acquisition Proposal, (b) any change in a majority of the board of directors of Tilray (other than as contemplated in the Arrangement Agreement), (c) any amendment to Tilray’s charter or organizational documents (other than as contemplated in the Arrangement Agreement), (d) any material change in the capitalization of Tilray or Tilray’s corporate structure or in any material terms of any security of Tilray, or otherwise obligating Tilray to grant any security (other than as contemplated in the Arrangement Agreement), or (e) any other matter that would reasonably be expected to impede, interfere with, delay, postpone, discourage or adversely affect the Plan of Arrangement or any of the other transactions contemplated by the Arrangement Agreement or this Agreement but for greater certainty, a Superior Proposal shall not be an Adverse Proposal.

Article 4
REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE SHAREHOLDER

4.1         The Shareholder represents, warrants and, where applicable, covenants to Aphria as follows, and acknowledges that Aphria is relying upon these representations, warranties and covenants in connection with the entering into of this Agreement and the Arrangement Agreement:

(a)	(i) the Shareholder (A) owns beneficially (as such term is defined in Rule 13d-3 under the Exchange Act) all of the Subject Shares set forth on Exhibit A, and (B) will own beneficially any additional Subject Shares acquired after the date of this Agreement, in each instance, free and clear of all Encumbrances (as hereinafter defined), and (ii) except pursuant hereto, there (A) are no options, warrants or other rights, agreements, arrangements or commitments of any character to which the Shareholder is a party relating to the pledge, disposition, Transfer or voting of any of the Subject Shares set forth on Exhibit A, and there are no voting trusts or voting agreements with respect to such Subject Shares, and (B) there will not be any options, warrants or other rights, agreements, arrangements or commitments of any character to which the Shareholder is a party relating to the pledge, disposition, Transfer or voting of any of additional Subject Shares acquired after the date of this Agreement, and there will not be any voting trusts or voting agreements with respect to such additional Subject Shares;

(b)	the Shareholder has the full corporate power (if the Shareholder is a corporation) and authority and legal capacity to enter into, execute and deliver this Agreement and to perform fully the Shareholder’s obligations hereunder (including the proxy and power of attorney described in Section 3.1(e)) and has received all requisite approvals to execute and deliver this Agreement and to perform its obligations hereunder and to complete the transactions contemplated in the Arrangement Agreement;

(c)	this Agreement has been duly and validly executed and delivered by the Shareholder and, constitutes a legal, valid and binding obligation, enforceable by Aphria against the Shareholder in accordance with its terms;

(d)	if the Shareholder is a corporation, limited partnership or limited liability company, the Shareholder is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated, organized or constituted;

(e)	none of the execution and delivery by the Shareholder of this Agreement or the completion or performance of the transactions contemplated hereby or the compliance by the Shareholder with the Shareholder’s obligations hereunder will result in a breach of or constitute a default under any provision of (i) any agreement or instrument to which the Shareholder is a party or by which the Shareholder or any of the Shareholder's property or assets is bound, (ii) any judgment, decree, order or award of any Governmental Entity against the Shareholder, or (iii) any law, statute, ordinance, regulation or rule applicable to the Shareholder, except in each case as would not reasonably be expected, either individually or in the aggregate, to impair the ability of the Shareholder to perform its obligations hereunder;

(f)	the Subject Shares are and will be at all times up until the Effective Time free and clear of any security interests, liens, claims, pledges, options, rights of first refusal, co-sale rights, agreements, limitations on the Shareholder’s voting rights, charges and other encumbrances of any nature (other than any encumbrances created by this Agreement or arising under applicable federal and state securities laws) (“Encumbrances”) that could adversely affect the Plan of Arrangement, the Arrangement Agreement, or the exercise or fulfillment of the rights and obligations of Aphria or the Shareholder under this Agreement or the Arrangement Agreement;

(g)	there are no legal proceedings in progress or pending before any Governmental Entity or threatened against the Shareholder or its Affiliates that would reasonably be expected, either individually or in the aggregate, to materially impair the ability of the Shareholder to enter into this Agreement and to perform its obligations hereunder;

(h)	no consent of the Shareholder’s spouse is necessary under any “community property” or other Laws in order for the Shareholder to enter into and perform its obligations under this Agreement; and

(i)	no broker, investment banker, financial advisor or other person (including the Shareholder) is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission that is payable by Tilray, Aphria or any of their respective affiliates in connection with the Arrangement Agreement and the transactions contemplated thereby based upon arrangements made by or on behalf of the Shareholder.

Article 5
REPRESENTATIONS AND WARRANTIES OF APHRIA

5.1         Aphria represents and warrants to the Shareholder as follows and acknowledges that the Shareholder is relying upon these representations and warranties in connection with the entering into of this Agreement:

(a)	Aphria has been duly formed and is validly existing under the laws of the Province of Ontario and has the requisite corporate power and authority to conduct its business as it is now being conducted and to enter into this Agreement and to perform its obligations hereunder;

(b)	the execution and delivery of this Agreement and the completion by Aphria of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action of Aphria and no other corporate proceedings on the part of Aphria are necessary to authorize the execution and delivery by it of this Agreement or the completion by Aphria of the transactions contemplated hereby; and

(c)	this Agreement has been duly executed and delivered by Aphria and constitutes the legal, valid and binding obligation of Aphria enforceable against it in accordance with its terms.

Article 6
TERMINATION

6.1          This Agreement shall terminate upon the earliest to occur of (i) the Effective Time, (ii) the date upon which the Shareholder and Aphria mutually agree to terminate this Agreement or (iii) the date on which the Arrangement Agreement is validly terminated in accordance with its terms.

Article 7
DISCLOSURE

7.1         The Shareholder (i) consents to the details of this Agreement being set out in the Aphria Circular and the Tilray Proxy Statement and this Agreement being made publicly available, including by filing on SEDAR and EDGAR, as may be required pursuant to applicable securities laws or any Governmental Entity in connection with the Arrangement, (ii) consents to and authorizes the publication and disclosure by Aphria and Tilray of its identity and holding of Subject Shares, the nature of its commitments and obligations under this Agreement and any other information, in each case that Aphria or Tilray reasonably determines is required to be disclosed by applicable Law in any press release, or any other disclosure document in connection with the Arrangement and any transactions contemplated by the Arrangement Agreement, (iii) agrees promptly to give to Aphria and Tilray any information either may reasonably require for the preparation of any such disclosure documents, including the Aphria Circular and the Tilray Proxy Statement and (iv) agrees to promptly notify Aphria and Tilray of any required corrections with respect to any written information supplied by it specifically for use in any such disclosure document, if and to the extent that any such information shall have become false or misleading in any material respect. Except as contemplated by the immediately preceding sentence and as otherwise required by applicable Laws or by any Governmental Entity or in accordance with the requirements of any stock exchange, no party shall make any public announcement or statement with respect to this Agreement without the approval of the other, which shall not be unreasonably withheld or delayed.

Article 8
GENERAL

8.1          This Agreement shall become effective upon execution and delivery hereof by the Shareholder.

8.2          The Shareholder and Aphria shall, from time to time, promptly execute and deliver all such further documents and instruments and do all such acts and things as the other party may reasonably require to effectively carry out the intent of this Agreement.

8.3          This Agreement shall not be assignable by any party without the prior written consent of the other parties. This Agreement shall be binding upon and shall enure to the benefit of and be enforceable by each of the parties hereto and their respective successors and permitted assigns.

8.4          Time shall be of the essence of this Agreement.

8.5          Any notice or other communication required or permitted to be given hereunder shall be sufficiently given if in writing, delivered or sent by telecopier or facsimile transmission or e-mail or similar means of recorded electronic communication:

(a)	if to Tilray:

1100 Maughan Road
Nanaimo, British Columbia

	Attention:	Dara Redler
	Email:	[REDACTED]

with a copy (which shall not constitute notice) to:

Blake, Cassels & Graydon LLP
595 Burrard Street, Suite 2600
Vancouver, BC V7X 1L3

	Attention:	Kathleen Keilty
	Email:	kathleen.keilty@blakes.com

and to

Cooley LLP

3175 Hanover Street
Palo Alto, CA 94304-1130

	Attention:	Steve Tonsfeldt
	Email:	stonsfeldt@cooley.com

(b)	if to Aphria:

1 Adelaide Street East, Suite 2310
Toronto, ON
M5C 2V9

	Attention:	Christelle Gedeon, Chief Legal Officer
	Email:	[REDACTED]

with a copy (which shall not constitute notice) to:

DLA Piper LLP (US)

1251 Avenue of the Americas
25th Floor
New York, NY 10020

	Attention:	Christopher P. Giordano / Jon Venick
	Email:	christopher.giordano@us.dlapiper.com / jon.venick@us.dlapiper.com and to

DLA Piper (Canada) LLP

1 First Canadian Place, Suite 6000
100 King Street West, PO Box 367
Toronto, ON M5X 1E2
	Attention:	Russel W. Drew
	Email:	russel.drew@dlapiper.com

and to

Fasken Martineau DuMoulin LLP

Bay Adelaide Centre
333 Bay Street, Suite 2400
Toronto, ON M5H 2T6
	Attention:	Bradley Freelan / Alex Nikolic
	Email:	bfreelan@fasken.com / anikolic@fasken.com

(c)	In the case of the Shareholder:

To the address set forth on Schedule A attached hereto, or to such other street address, individual or electronic communication number or address as may be designated by notice given by any party to the others. Any demand, notice or other communication given by personal delivery will be conclusively deemed to have been given on the day of actual delivery thereof and, if given by facsimile or electronic communication, on the day of transmittal thereof if given during the normal business hours of the recipient and on the following Business Day if not given during such hours on any day.

8.6          This Agreement and the rights and obligations of the parties hereto shall be governed by and construed in accordance with the Laws of the State of Delaware and the federal Laws of the United States applicable therein without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or of any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware. Each of the parties irrevocably and unconditionally (i) submits to the non-exclusive jurisdiction of the courts of the State of Delaware over any action or proceeding arising out of or relating to this Agreement, (ii) waives any objection that it might otherwise be entitled to assert to the jurisdiction of such courts and (iii) agrees not to assert that such courts are not a convenient forum for the determination of any such action or proceeding.

8.7          Each of the parties hereto agrees with the others that (i) monetary damages may not be a sufficient remedy for any breach of this Agreement by any of the parties, (ii) in addition to any other remedies at law or in equity that a party may have, such party shall be entitled to seek equitable relief, including injunction and specific performance, in the event of any breach of the provisions of this Agreement, and (iii) any party that is a defendant or respondent shall waive any requirement for the securing or posting of any bond in connection with such remedy. Each of the parties hereby consents to any preliminary applications for such relief to any court of competent jurisdiction. The prevailing party shall be reimbursed for all costs and expenses, including reasonable legal fees, incurred in enforcing the other party's obligations hereunder.

8.8         If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not irremediably affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled according to their original tenor to the extent possible.

8.9         This Agreement constitutes the entire agreement between the parties and supersedes all other prior agreements, understandings and undertakings, both written and oral, among the parties with respect to the subject matter hereof. The Shareholder acknowledges and agrees that notwithstanding anything to the contrary herein, the Lock-up Agreement from the Shareholder to Tilray, Inc. entered into in connection with the Agreement and Plan of Merger and Reorganization by and among Tilray, Inc., Privateer Holdings, Inc., and Down River Merger Sub, LLC dated September 9, 2019 will continue in accordance with its terms from and after the Effective Date.

8.10        The Shareholder confirms that it has had the opportunity to obtain independent legal advice regarding its rights, duties and obligations hereunder and the Shareholder has sought, or has willingly waived the right to seek independent legal advice regarding its respective rights, duties and obligations hereunder.

8.11       This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce more than one counterpart.

[signatures to follow]

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above.

APHRIA INC.
By:	(Signed) Carl Merton
Name: Carl Merton Title: Chief Financial Officer

(Signed) Michael Kruteck
MICHAEL KRUTECK

SCHEDULE A
LIST OF SHAREHOLDERS

and

OWNERSHIP OF TILRAY SUBJECT SHARES

Name and Address	Subject Shares beneficially owned*	Registered Holder if different from beneficial owner*	Total number of Subject Shares owned or controlled*
Michael Kruteck [REDACTED]	[REDACTED]	[REDACTED]	[REDACTED]

VOTING SUPPORT AGREEMENT

            THIS VOTING SUPPORT AGREEMENT (“Agreement”) is dated as of December 15, 2020, by and between Aphria Inc., a corporation existing under the laws of the Province of Ontario, (“Aphria”) and each of the shareholders listed on Exhibit A attached hereto (individually, a “Shareholder” and collectively, the “Shareholders”).

WHEREAS, the Shareholder is the beneficial owner of certain shares of class 2 common stock (the “Tilray Shares”) of Tilray, Inc., a corporation existing under the laws of the State of Delaware (“Tilray”), as described more particularly on Schedule A hereto (together with any additional Tilray Shares acquired after the date hereof, the “Subject Shares”);

WHEREAS, Aphria is, concurrently herewith, entering into an arrangement agreement, as the same may be amended from time to time (the “Arrangement Agreement”), with Tilray pursuant to which, among other things, Tilray is proposing to acquire the shares of Aphria in the manner provided for by the plan of arrangement (the “Plan of Arrangement”); and

WHEREAS, as a condition to its willingness to enter into the Arrangement Agreement and in order to induce Aphria to enter into the Plan of Arrangement, the Shareholder is willing to execute and deliver this Agreement and to make certain representations, warranties, covenants and agreements with respect to the Subject Shares beneficially owned by the Shareholder and set forth on Exhibit A.

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt, sufficiency and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

Article 1
INTERPRETATION

1.1           All capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to them in the Arrangement Agreement. All references herein to the Arrangement Agreement or any portion thereof refer to the Arrangement Agreement as amended, modified, restated or waived. The word “it” in reference to the Shareholder is used as a generic identifier and shall be deemed to mean “he” or “she” or words of similar import, as applicable.

Article 2
COVENANTS OF THE SHAREHOLDER

2.1           The Shareholder hereby covenants and irrevocably agrees that the Shareholder shall, from the date hereof until the earlier of (i) the Effective Time, and (ii) the termination of this Agreement pursuant to Article 6 (such earlier time, the (“Expiration Time”):

(a)	direct all Affiliates and Associates to take the actions under this Agreement. As used in this Agreement, the terms “Affiliate” and “Associate” shall have the respective meanings set forth in Rule 12b-2 promulgated by the Exchange Act and shall include all persons or entities that at any time during the term of this Agreement become Affiliates or Associates of any person or entity referred to in this Agreement, provided that Murphy Ofutt Common LLC and Murphy Ofutt LLC shall not be included as or considered Affiliates or Associates of the Shareholder for the purposes of this Agreement;

(b)	not directly or indirectly option for sale, offer, sell, assign, transfer, exchange, assign, dispose of, pledge, tender, encumber, grant a security interest in, hypothecate or otherwise convey any of the Subject Shares, or any right or interest therein (legal or equitable) (“Transfer”), to any Person or agree to do any of the foregoing;

(c)	except to the extent contemplated by this Agreement, not directly or indirectly grant any proxy, power of attorney or other right to vote the Subject Shares, or enter into any voting agreement, voting trust, vote pooling or other agreement or commitment with respect to the right to vote, call meetings of Tilray’s shareholders or give consents or approval of any kind with respect to any of the Subject Shares or agree to do any of the foregoing;

(d)	not directly or indirectly vote or cause to be voted any of the Subject Shares in respect of any proposed action by Tilray in a manner which might reasonably be expected to prevent or materially delay the successful completion of the Arrangement or the other transactions contemplated by the Arrangement Agreement, including, but not limited to, the vote by the shareholders of Tilray in favour of the Tilray Resolutions;

(e)	not directly or indirectly take any action which might be reasonably expected to impede, prevent or materially delay the approval of the Arrangement Resolution by the Aphria Shareholders or the Tilray Resolutions by the Tilray Shareholders;

(f)	take all steps as may reasonably be requested to ensure that the Arrangement and the other transactions contemplated in the Arrangement Agreement are successfully completed;

(g)	not make any statements which may reasonably be construed as being opposed to the Plan of Arrangement or the other transactions contemplated by the Arrangement Agreement or any aspect thereof and to not bring, or threaten to bring, any suit or proceeding for the purpose of, or which has the effect of, directly or indirectly, stopping, preventing, impeding, delaying or varying the Plan of Arrangement or the other transactions contemplated by the Arrangement Agreement or any aspect thereof, including not exercising any securityholder rights or remedies available at common law or pursuant to applicable securities laws;

(h)	not directly or indirectly take any action that would make any representation or warranty contained herein untrue or incorrect or that would have the effect of impairing the ability of the Shareholder to perform his, her or its obligations under this Agreement or preventing or delaying the consummation of any of the transactions contemplated hereby;

(i)	not exercise any appraisal rights;

(j)	subject to section 2.3 hereto, if the Arrangement Agreement is amended or terminated such that the transactions (or any of them) contemplated by the Arrangement Agreement are to be accomplished by means of an alternative transaction structure other than as currently contemplated in the Arrangement Agreement whereby Aphria would offer to acquire all of the Tilray Shares, the consequences of which to the Shareholders are substantially similar to or better than contemplated by the Arrangement Agreement (any such transaction is referred to as an “Alternative Transaction”), the Shareholder agrees to support the completion of the Alternative Transaction in the same manner as this Agreement provides with respect to the Arrangement, including, in the case of a take-over bid, by causing all of the Subject Shares to be validly tendered in acceptance of such take-over bid together with the letter of transmittal and, if applicable, notice of guaranteed delivery, and any other documents required in accordance with such take-over bid, and will not withdraw the Subject Shares from such take-over bid except with the consent of Aphria; and

(k)	not do indirectly that which the Shareholder may not do directly by the terms of this Section 2.

2.2           For greater certainty, any shares of class 2 common stock of Tilray or other securities of the Tilray that the Shareholder purchases or with respect to which the Shareholder otherwise acquires beneficial ownership (as defined in Rule 13d-3 under the 1934 Exchange Act, as amended (the “Exchange Act”)) after the date of this Agreement and prior to Expiration Time, including by reason of any stock split, stock dividend, reclassification, recapitalization or other similar transaction or pursuant to the exercise of options, convertible securities or warrants to purchase such shares or the conversion of any debt for such shares shall be subject to the terms and conditions of this Agreement to the same extent as if they comprised a portion of the Subject Shares and shall be deemed to be included in the Subject Shares for the purposes hereof.

2.3           Notwithstanding any other provision of this Agreement, Aphria hereby agrees and acknowledges that nothing in this Agreement will prevent the Shareholder from acting in accordance with the exercise of his or her fiduciary duties or duty to act in the best interests of Tilray as a director or officer of Tilray and/or Tilray’s subsidiaries (if the Shareholder holds such office), after considering the advice of external legal counsel.

Article 3
AGREEMENT TO VOTE IN FAVOUR OF THE TILRAY RESOLUTIONS

3.1           The Shareholder hereby covenants and irrevocably agrees, from the date hereof until the Expiration Time, except as permitted by this Agreement:

(a)	to vote the Subject Shares, and, in the case of Subject Shares held by an Affiliate or Associate of the Shareholder, to cause any holder of record of Subject Shares to vote or to execute a written consent or consents with respect to the Subject Shares at the Tilray Meeting (or any adjournment or postponement thereof or at every other meeting of the shareholders of the Tilray with respect to the Tilray Resolutions) (i) in favour of the Tilray Resolutions and any other matter necessary for the consummation of the Arrangement and the other transactions contemplated by the Arrangement Agreement; (ii) against any Adverse Proposal (as defined below) and (iii) against any action, proposal, transaction, agreement, or other matter that would reasonably be expected to impede, interfere with, delay, discourage, postpone or adversely affect the Plan of Arrangement or any of the transactions contemplated by the Plan of Arrangement;

(b)	if the Shareholder is the holder of record of any of the Subject Shares, no later than five Business Days prior to the date of the Tilray Meeting, the Shareholder shall deliver or cause to be delivered to Aphria, a copy of the duly executed proxy or proxies in respect of the Subject Shares directing the holder of such proxy or proxies to vote in favour of the Tilray Resolutions and/or any matter that could be expected to facilitate the Arrangement;

(c)	if the Shareholder is the beneficial owner of any of the Subject Shares, no later than five Business Days prior to the date of the Tilray Meeting, the Shareholder shall deliver or cause to be delivered to Aphria a copy of the duly executed voting instruction form(s) to the intermediary through which the Shareholder holds its beneficial interest in the Subject Shares instructing that the Subject Shares be voted at the Tilray Meeting in favour of the Tilray Resolutions and/or any matter that could be expected to facilitate the Arrangement;

(d)	to name those individuals in such proxy or proxies, or voting instruction form(s), as are designated by Tilray in the Tilray Proxy Statement;

(e)	to appoint Aphria and any designee of Aphria, and each of them individually, as its proxies and attorneys-in-fact, with full power of substitution and re-substitution, to vote or act by written consent during the term of this Agreement with respect to the Subject Shares in accordance with this Agreement in the event that either (i) the Shareholder breaches any of its obligations under this Agreement, or (ii) the Shareholder fails to vote or act by written consent with respect to the Subject Shares in accordance with the foregoing section prior to or at the Tilray Meeting at which the matters described in the foregoing section are considered or the last date by which written consents with respect to such matters are required to be delivered in order to be effective; and

(f)	not to tender for any bid or tender offer for Tilray Shares or take any action (including the voting (or granting of a proxy to vote) of the Subject Shares) that may lead to or otherwise result in an Adverse Proposal.

3.2           The proxy and power of attorney granted under Section 3.1(e) is given to secure the performance of the duties of the Shareholder under this Agreement. The Shareholder shall take such further action or execute such other instruments as may be necessary to effectuate the intent of this proxy. This proxy and power of attorney granted by the Shareholder shall be irrevocable during the term of this Agreement, shall be deemed to be coupled with an interest sufficient in law to support an irrevocable proxy and power of attorney and shall revoke any and all prior proxies granted by the Shareholder with respect to the Subject Shares. The power of attorney granted by the Shareholder herein is a durable power of attorney and shall survive the dissolution, bankruptcy, death or incapacity of the Shareholder. The proxy and power of attorney granted hereunder shall terminate upon the termination of this Agreement.

3.3           For purposes of this Agreement, “Adverse Proposal” means (a) any Acquisition Proposal, (b) any change in a majority of the board of directors of Tilray (other than as contemplated in the Arrangement Agreement), (c) any amendment to Tilray’s charter or organizational documents (other than as contemplated in the Arrangement Agreement), (d) any material change in the capitalization of Tilray or Tilray’s corporate structure or in any material terms of any security of Tilray, or otherwise obligating Tilray to grant any security (other than as contemplated in the Arrangement Agreement), or (e) any other matter that would reasonably be expected to impede, interfere with, delay, postpone, discourage or adversely affect the Plan of Arrangement or any of the other transactions contemplated by the Arrangement Agreement or this Agreement but for greater certainty, a Superior Proposal shall not be an Adverse Proposal.

Article 4
REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE SHAREHOLDER

4.1           The Shareholder represents, warrants and, where applicable, covenants to Aphria as follows, and acknowledges that Aphria is relying upon these representations, warranties and covenants in connection with the entering into of this Agreement and the Arrangement Agreement:

(a)	(i) the Shareholder (A) owns beneficially (as such term is defined in Rule 13d-3 under the Exchange Act) all of the Subject Shares set forth on Exhibit A, and (B) will own beneficially any additional Subject Shares acquired after the date of this Agreement, in each instance, free and clear of all Encumbrances (as hereinafter defined), and (ii) except pursuant hereto, there (A) are no options, warrants or other rights, agreements, arrangements or commitments of any character to which the Shareholder is a party relating to the pledge, disposition, Transfer or voting of any of the Subject Shares set forth on Exhibit A, and there are no voting trusts or voting agreements with respect to such Subject Shares, and (B) there will not be any options, warrants or other rights, agreements, arrangements or commitments of any character to which the Shareholder is a party relating to the pledge, disposition, Transfer or voting of any of additional Subject Shares acquired after the date of this Agreement, and there will not be any voting trusts or voting agreements with respect to such additional Subject Shares;

(b)	the Shareholder has the full corporate power (if the Shareholder is a corporation) and authority and legal capacity to enter into, execute and deliver this Agreement and to perform fully the Shareholder’s obligations hereunder (including the proxy and power of attorney described in Section 3.1(e)) and has received all requisite approvals to execute and deliver this Agreement and to perform its obligations hereunder and to complete the transactions contemplated in the Arrangement Agreement;

(c)	this Agreement has been duly and validly executed and delivered by the Shareholder and, constitutes a legal, valid and binding obligation, enforceable by Aphria against the Shareholder in accordance with its terms;

(d)	if the Shareholder is a corporation, limited partnership or limited liability company, the Shareholder is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated, organized or constituted;

(e)	none of the execution and delivery by the Shareholder of this Agreement or the completion or performance of the transactions contemplated hereby or the compliance by the Shareholder with the Shareholder’s obligations hereunder will result in a breach of or constitute a default under any provision of (i) any agreement or instrument to which the Shareholder is a party or by which the Shareholder or any of the Shareholder's property or assets is bound, (ii) any judgment, decree, order or award of any Governmental Entity against the Shareholder, or (iii) any law, statute, ordinance, regulation or rule applicable to the Shareholder, except in each case as would not reasonably be expected, either individually or in the aggregate, to impair the ability of the Shareholder to perform its obligations hereunder;

(f)	the Subject Shares are and will be at all times up until the Effective Time free and clear of any security interests, liens, claims, pledges, options, rights of first refusal, co-sale rights, agreements, limitations on the Shareholder’s voting rights, charges and other encumbrances of any nature (other than any encumbrances created by this Agreement or arising under applicable federal and state securities laws) (“Encumbrances”) that could adversely affect the Plan of Arrangement, the Arrangement Agreement, or the exercise or fulfillment of the rights and obligations of Aphria or the Shareholder under this Agreement or the Arrangement Agreement;

(g)	there are no legal proceedings in progress or pending before any Governmental Entity or threatened against the Shareholder or its Affiliates that would reasonably be expected, either individually or in the aggregate, to materially impair the ability of the Shareholder to enter into this Agreement and to perform its obligations hereunder;

(h)	no consent of the Shareholder’s spouse is necessary under any “community property” or other Laws in order for the Shareholder to enter into and perform its obligations under this Agreement; and

(i)	no broker, investment banker, financial advisor or other person (including the Shareholder) is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission that is payable by Tilray, Aphria or any of their respective affiliates in connection with the Arrangement Agreement and the transactions contemplated thereby based upon arrangements made by or on behalf of the Shareholder.

Article 5
REPRESENTATIONS AND WARRANTIES OF APHRIA

5.1           Aphria represents and warrants to the Shareholder as follows and acknowledges that the Shareholder is relying upon these representations and warranties in connection with the entering into of this Agreement:

(a)	Aphria has been duly formed and is validly existing under the laws of the Province of Ontario and has the requisite corporate power and authority to conduct its business as it is now being conducted and to enter into this Agreement and to perform its obligations hereunder;

(b)	the execution and delivery of this Agreement and the completion by Aphria of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action of Aphria and no other corporate proceedings on the part of Aphria are necessary to authorize the execution and delivery by it of this Agreement or the completion by Aphria of the transactions contemplated hereby; and

(c)	this Agreement has been duly executed and delivered by Aphria and constitutes the legal, valid and binding obligation of Aphria enforceable against it in accordance with its terms.

Article 6
TERMINATION

6.1           This Agreement shall terminate upon the earliest to occur of (i) the Effective Time, (ii) the date upon which the Shareholder and Aphria mutually agree to terminate this Agreement or (iii) the date on which the Arrangement Agreement is validly terminated in accordance with its terms.

Article 7
DISCLOSURE

7.1           The Shareholder (i) consents to the details of this Agreement being set out in the Aphria Circular and the Tilray Proxy Statement and this Agreement being made publicly available, including by filing on SEDAR and EDGAR, as may be required pursuant to applicable securities laws or any Governmental Entity in connection with the Arrangement, (ii) consents to and authorizes the publication and disclosure by Aphria and Tilray of its identity and holding of Subject Shares, the nature of its commitments and obligations under this Agreement and any other information, in each case that Aphria or Tilray reasonably determines is required to be disclosed by applicable Law in any press release, or any other disclosure document in connection with the Arrangement and any transactions contemplated by the Arrangement Agreement, (iii) agrees promptly to give to Aphria and Tilray any information either may reasonably require for the preparation of any such disclosure documents, including the Aphria Circular and the Tilray Proxy Statement and (iv) agrees to promptly notify Aphria and Tilray of any required corrections with respect to any written information supplied by it specifically for use in any such disclosure document, if and to the extent that any such information shall have become false or misleading in any material respect. Except as contemplated by the immediately preceding sentence and as otherwise required by applicable Laws or by any Governmental Entity or in accordance with the requirements of any stock exchange, no party shall make any public announcement or statement with respect to this Agreement without the approval of the other, which shall not be unreasonably withheld or delayed.

Article 8
GENERAL

8.1            This Agreement shall become effective upon execution and delivery hereof by the Shareholder.

8.2            The Shareholder and Aphria shall, from time to time, promptly execute and deliver all such further documents and instruments and do all such acts and things as the other party may reasonably require to effectively carry out the intent of this Agreement.

8.3            This Agreement shall not be assignable by any party without the prior written consent of the other parties. This Agreement shall be binding upon and shall enure to the benefit of and be enforceable by each of the parties hereto and their respective successors and permitted assigns.

8.4            Time shall be of the essence of this Agreement.

8.5            Any notice or other communication required or permitted to be given hereunder shall be sufficiently given if in writing, delivered or sent by telecopier or facsimile transmission or e-mail or similar means of recorded electronic communication:

(a)	if to Tilray:

1100 Maughan Road
Nanaimo, British Columbia

	Attention:	Dara Redler
	Email:	[REDACTED]

with a copy (which shall not constitute notice) to:

Blake, Cassels & Graydon LLP
595 Burrard Street, Suite 2600
Vancouver, BC V7X 1L3
	Attention:	Kathleen Keilty
	Email:	kathleen.keilty@blakes.com

and to

Cooley LLP

3175 Hanover Street
Palo Alto, CA 94304-1130

	Attention:	Steve Tonsfeldt
	Email:	stonsfeldt@cooley.com

(b)	if to Aphria:

1 Adelaide Street East, Suite 2310
Toronto, ON
M5C 2V9

	Attention:	Christelle Gedeon, Chief Legal Officer
	Email:	[REDACTED]

with a copy (which shall not constitute notice) to:
DLA Piper LLP (US)

1251 Avenue of the Americas
25th Floor
New York, NY 10020

	Attention:	Christopher P. Giordano / Jon Venick
	Email:	christopher.giordano@us.dlapiper.com / jon.venick@us.dlapiper.com and to

DLA Piper (Canada) LLP

1 First Canadian Place, Suite 6000
100 King Street West, PO Box 367
Toronto, ON M5X 1E2

	Attention:	Russel W. Drew
	Email:	russel.drew@dlapiper.com

and to

Fasken Martineau DuMoulin LLP

Bay Adelaide Centre
333 Bay Street, Suite 2400
Toronto, ON M5H 2T6

	Attention:	Bradley Freelan / Alex Nikolic
	Email:	bfreelan@fasken.com / anikolic@fasken.com

(c)	In the case of the Shareholder:

To the address set forth on Schedule A attached hereto, or to such other street address, individual or electronic communication number or address as may be designated by notice given by any party to the others. Any demand, notice or other communication given by personal delivery will be conclusively deemed to have been given on the day of actual delivery thereof and, if given by facsimile or electronic communication, on the day of transmittal thereof if given during the normal business hours of the recipient and on the following Business Day if not given during such hours on any day.

8.6           This Agreement and the rights and obligations of the parties hereto shall be governed by and construed in accordance with the Laws of the State of Delaware and the federal Laws of the United States applicable therein without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or of any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware. Each of the parties irrevocably and unconditionally (i) submits to the non-exclusive jurisdiction of the courts of the State of Delaware over any action or proceeding arising out of or relating to this Agreement, (ii) waives any objection that it might otherwise be entitled to assert to the jurisdiction of such courts and (iii) agrees not to assert that such courts are not a convenient forum for the determination of any such action or proceeding.

8.7           Each of the parties hereto agrees with the others that (i) monetary damages may not be a sufficient remedy for any breach of this Agreement by any of the parties, (ii) in addition to any other remedies at law or in equity that a party may have, such party shall be entitled to seek equitable relief, including injunction and specific performance, in the event of any breach of the provisions of this Agreement, and (iii) any party that is a defendant or respondent shall waive any requirement for the securing or posting of any bond in connection with such remedy. Each of the parties hereby consents to any preliminary applications for such relief to any court of competent jurisdiction. The prevailing party shall be reimbursed for all costs and expenses, including reasonable legal fees, incurred in enforcing the other party's obligations hereunder.

8.8           If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not irremediably affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled according to their original tenor to the extent possible.

8.9           This Agreement constitutes the entire agreement between the parties and supersedes all other prior agreements, understandings and undertakings, both written and oral, among the parties with respect to the subject matter hereof. The Shareholder acknowledges and agrees that notwithstanding anything to the contrary herein, the Lock-up Agreement from the Shareholder to Tilray, Inc. entered into in connection with the Agreement and Plan of Merger and Reorganization by and among Tilray, Inc., Privateer Holdings, Inc., and Down River Merger Sub, LLC dated September 9, 2019 will continue in accordance with its terms from and after the Effective Date.

8.10         The Shareholder confirms that it has had the opportunity to obtain independent legal advice regarding its rights, duties and obligations hereunder and the Shareholder has sought, or has willingly waived the right to seek independent legal advice regarding its respective rights, duties and obligations hereunder.

8.11         This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce more than one counterpart.

[signatures to follow]

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above.

APHRIA INC.

By:	(Signed) Carl Merton
Name: Carl Merton Title: Chief Financial Officer

(Signed) Rebekah Dopp

REBEKAH DOPP

SCHEDULE A
LIST OF SHAREHOLDERS

and

OWNERSHIP OF TILRAY SUBJECT SHARES

Name and Address	Subject Shares beneficially owned*	Registered Holder if different from beneficial owner*	Total number of Subject Shares owned or controlled*
Rebekah Dopp [REDACTED]	[REDACTED]	[REDACTED]	[REDACTED]

VOTING SUPPORT AGREEMENT

THIS VOTING SUPPORT AGREEMENT (“Agreement”) is dated as of December 15, 2020, by and between Aphria Inc., a corporation existing under the laws of the Province of Ontario, (“Aphria”) and each of the shareholders listed on Exhibit A attached hereto (individually, a “Shareholder” and collectively, the “Shareholders”).

WHEREAS, the Shareholder is the beneficial owner of certain shares of class 2 common stock (the “Tilray Shares”) of Tilray, Inc., a corporation existing under the laws of the State of Delaware (“Tilray”), as described more particularly on Schedule A hereto (together with any additional Tilray Shares acquired after the date hereof, the “Subject Shares”);

WHEREAS, Aphria is, concurrently herewith, entering into an arrangement agreement, as the same may be amended from time to time (the “Arrangement Agreement”), with Tilray pursuant to which, among other things, Tilray is proposing to acquire the shares of Aphria in the manner provided for by the plan of arrangement (the “Plan of Arrangement”); and

WHEREAS, as a condition to its willingness to enter into the Arrangement Agreement and in order to induce Aphria to enter into the Plan of Arrangement, the Shareholder is willing to execute and deliver this Agreement and to make certain representations, warranties, covenants and agreements with respect to the Subject Shares beneficially owned by the Shareholder and set forth on Exhibit A.

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt, sufficiency and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

Article 1

INTERPRETATION

1.1           All capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to them in the Arrangement Agreement. All references herein to the Arrangement Agreement or any portion thereof refer to the Arrangement Agreement as amended, modified, restated or waived. The word “it” in reference to the Shareholder is used as a generic identifier and shall be deemed to mean “he” or “she” or words of similar import, as applicable.

Article 2

COVENANTS OF THE SHAREHOLDER

2.1            The Shareholder hereby covenants and irrevocably agrees that the Shareholder shall, from the date hereof until the earlier of (i) the Effective Time, and (ii) the termination of this Agreement pursuant to Article 6 (such earlier time, the (“Expiration Time”):

(a)	direct all Affiliates and Associates to take the actions under this Agreement. As used in this Agreement, the terms “Affiliate” and “Associate” shall have the respective meanings set forth in Rule 12b-2 promulgated by the Exchange Act and shall include all persons or entities that at any time during the term of this Agreement become Affiliates or Associates of any person or entity referred to in this Agreement, provided that Murphy Ofutt Common LLC and Murphy Ofutt LLC shall not be included as or considered Affiliates or Associates of the Shareholder for the purposes of this Agreement;

(b)	not directly or indirectly option for sale, offer, sell, assign, transfer, exchange, assign, dispose of, pledge, tender, encumber, grant a security interest in, hypothecate or otherwise convey any of the Subject Shares, or any right or interest therein (legal or equitable) (“Transfer”), to any Person or agree to do any of the foregoing;

(c)	except to the extent contemplated by this Agreement, not directly or indirectly grant any proxy, power of attorney or other right to vote the Subject Shares, or enter into any voting agreement, voting trust, vote pooling or other agreement or commitment with respect to the right to vote, call meetings of Tilray’s shareholders or give consents or approval of any kind with respect to any of the Subject Shares or agree to do any of the foregoing;

(d)	not directly or indirectly vote or cause to be voted any of the Subject Shares in respect of any proposed action by Tilray in a manner which might reasonably be expected to prevent or materially delay the successful completion of the Arrangement or the other transactions contemplated by the Arrangement Agreement, including, but not limited to, the vote by the shareholders of Tilray in favour of the Tilray Resolutions;

(e)	not directly or indirectly take any action which might be reasonably expected to impede, prevent or materially delay the approval of the Arrangement Resolution by the Aphria Shareholders or the Tilray Resolutions by the Tilray Shareholders;

(f)	take all steps as may reasonably be requested to ensure that the Arrangement and the other transactions contemplated in the Arrangement Agreement are successfully completed;

(g)	not make any statements which may reasonably be construed as being opposed to the Plan of Arrangement or the other transactions contemplated by the Arrangement Agreement or any aspect thereof and to not bring, or threaten to bring, any suit or proceeding for the purpose of, or which has the effect of, directly or indirectly, stopping, preventing, impeding, delaying or varying the Plan of Arrangement or the other transactions contemplated by the Arrangement Agreement or any aspect thereof, including not exercising any securityholder rights or remedies available at common law or pursuant to applicable securities laws;

(h)	not directly or indirectly take any action that would make any representation or warranty contained herein untrue or incorrect or that would have the effect of impairing the ability of the Shareholder to perform his, her or its obligations under this Agreement or preventing or delaying the consummation of any of the transactions contemplated hereby;

(i)	not exercise any appraisal rights;

(j)	subject to section 2.3 hereto, if the Arrangement Agreement is amended or terminated such that the transactions (or any of them) contemplated by the Arrangement Agreement are to be accomplished by means of an alternative transaction structure other than as currently contemplated in the Arrangement Agreement whereby Aphria would offer to acquire all of the Tilray Shares, the consequences of which to the Shareholders are substantially similar to or better than contemplated by the Arrangement Agreement (any such transaction is referred to as an “Alternative Transaction”), the Shareholder agrees to support the completion of the Alternative Transaction in the same manner as this Agreement provides with respect to the Arrangement, including, in the case of a take-over bid, by causing all of the Subject Shares to be validly tendered in acceptance of such take-over bid together with the letter of transmittal and, if applicable, notice of guaranteed delivery, and any other documents required in accordance with such take-over bid, and will not withdraw the Subject Shares from such take-over bid except with the consent of Aphria; and

(k)	not do indirectly that which the Shareholder may not do directly by the terms of this Section 2.

2.2            For greater certainty, any shares of class 2 common stock of Tilray or other securities of the Tilray that the Shareholder purchases or with respect to which the Shareholder otherwise acquires beneficial ownership (as defined in Rule 13d-3 under the 1934 Exchange Act, as amended (the “Exchange Act”)) after the date of this Agreement and prior to Expiration Time, including by reason of any stock split, stock dividend, reclassification, recapitalization or other similar transaction or pursuant to the exercise of options, convertible securities or warrants to purchase such shares or the conversion of any debt for such shares shall be subject to the terms and conditions of this Agreement to the same extent as if they comprised a portion of the Subject Shares and shall be deemed to be included in the Subject Shares for the purposes hereof.

2.3            Notwithstanding any other provision of this Agreement, Aphria hereby agrees and acknowledges that nothing in this Agreement will prevent the Shareholder from acting in accordance with the exercise of his or her fiduciary duties or duty to act in the best interests of Tilray as a director or officer of Tilray and/or Tilray’s subsidiaries (if the Shareholder holds such office), after considering the advice of external legal counsel.

Article 3

AGREEMENT TO VOTE IN FAVOUR OF THE TILRAY RESOLUTIONS

3.1            The Shareholder hereby covenants and irrevocably agrees, from the date hereof until the Expiration Time, except as permitted by this Agreement:

(a)	to vote the Subject Shares, and, in the case of Subject Shares held by an Affiliate or Associate of the Shareholder, to cause any holder of record of Subject Shares to vote or to execute a written consent or consents with respect to the Subject Shares at the Tilray Meeting (or any adjournment or postponement thereof or at every other meeting of the shareholders of the Tilray with respect to the Tilray Resolutions) (i) in favour of the Tilray Resolutions and any other matter necessary for the consummation of the Arrangement and the other transactions contemplated by the Arrangement Agreement; (ii) against any Adverse Proposal (as defined below) and (iii) against any action, proposal, transaction, agreement, or other matter that would reasonably be expected to impede, interfere with, delay, discourage, postpone or adversely affect the Plan of Arrangement or any of the transactions contemplated by the Plan of Arrangement;

(b)	if the Shareholder is the holder of record of any of the Subject Shares, no later than five Business Days prior to the date of the Tilray Meeting, the Shareholder shall deliver or cause to be delivered to Aphria, a copy of the duly executed proxy or proxies in respect of the Subject Shares directing the holder of such proxy or proxies to vote in favour of the Tilray Resolutions and/or any matter that could be expected to facilitate the Arrangement;

(c)	if the Shareholder is the beneficial owner of any of the Subject Shares, no later than five Business Days prior to the date of the Tilray Meeting, the Shareholder shall deliver or cause to be delivered to Aphria a copy of the duly executed voting instruction form(s) to the intermediary through which the Shareholder holds its beneficial interest in the Subject Shares instructing that the Subject Shares be voted at the Tilray Meeting in favour of the Tilray Resolutions and/or any matter that could be expected to facilitate the Arrangement;

(d)	to name those individuals in such proxy or proxies, or voting instruction form(s), as are designated by Tilray in the Tilray Proxy Statement;

(e)	to appoint Aphria and any designee of Aphria, and each of them individually, as its proxies and attorneys-in-fact, with full power of substitution and re-substitution, to vote or act by written consent during the term of this Agreement with respect to the Subject Shares in accordance with this Agreement in the event that either (i) the Shareholder breaches any of its obligations under this Agreement, or (ii) the Shareholder fails to vote or act by written consent with respect to the Subject Shares in accordance with the foregoing section prior to or at the Tilray Meeting at which the matters described in the foregoing section are considered or the last date by which written consents with respect to such matters are required to be delivered in order to be effective; and

(f)	not to tender for any bid or tender offer for Tilray Shares or take any action (including the voting (or granting of a proxy to vote) of the Subject Shares) that may lead to or otherwise result in an Adverse Proposal.

3.2            The proxy and power of attorney granted under Section 3.1(e) is given to secure the performance of the duties of the Shareholder under this Agreement. The Shareholder shall take such further action or execute such other instruments as may be necessary to effectuate the intent of this proxy. This proxy and power of attorney granted by the Shareholder shall be irrevocable during the term of this Agreement, shall be deemed to be coupled with an interest sufficient in law to support an irrevocable proxy and power of attorney and shall revoke any and all prior proxies granted by the Shareholder with respect to the Subject Shares. The power of attorney granted by the Shareholder herein is a durable power of attorney and shall survive the dissolution, bankruptcy, death or incapacity of the Shareholder. The proxy and power of attorney granted hereunder shall terminate upon the termination of this Agreement.

3.3            For purposes of this Agreement, “Adverse Proposal” means (a) any Acquisition Proposal, (b) any change in a majority of the board of directors of Tilray (other than as contemplated in the Arrangement Agreement), (c) any amendment to Tilray’s charter or organizational documents (other than as contemplated in the Arrangement Agreement), (d) any material change in the capitalization of Tilray or Tilray’s corporate structure or in any material terms of any security of Tilray, or otherwise obligating Tilray to grant any security (other than as contemplated in the Arrangement Agreement), or (e) any other matter that would reasonably be expected to impede, interfere with, delay, postpone, discourage or adversely affect the Plan of Arrangement or any of the other transactions contemplated by the Arrangement Agreement or this Agreement but for greater certainty, a Superior Proposal shall not be an Adverse Proposal.

Article 4

REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE SHAREHOLDER

4.1           The Shareholder represents, warrants and, where applicable, covenants to Aphria as follows, and acknowledges that Aphria is relying upon these representations, warranties and covenants in connection with the entering into of this Agreement and the Arrangement Agreement:

(a)	(i) the Shareholder (A) owns beneficially (as such term is defined in Rule 13d-3 under the Exchange Act) all of the Subject Shares set forth on Exhibit A, and (B) will own beneficially any additional Subject Shares acquired after the date of this Agreement, in each instance, free and clear of all Encumbrances (as hereinafter defined), and (ii) except pursuant hereto, there (A) are no options, warrants or other rights, agreements, arrangements or commitments of any character to which the Shareholder is a party relating to the pledge, disposition, Transfer or voting of any of the Subject Shares set forth on Exhibit A, and there are no voting trusts or voting agreements with respect to such Subject Shares, and (B) there will not be any options, warrants or other rights, agreements, arrangements or commitments of any character to which the Shareholder is a party relating to the pledge, disposition, Transfer or voting of any of additional Subject Shares acquired after the date of this Agreement, and there will not be any voting trusts or voting agreements with respect to such additional Subject Shares;

(b)	the Shareholder has the full corporate power (if the Shareholder is a corporation) and authority and legal capacity to enter into, execute and deliver this Agreement and to perform fully the Shareholder’s obligations hereunder (including the proxy and power of attorney described in Section 3.1(e)) and has received all requisite approvals to execute and deliver this Agreement and to perform its obligations hereunder and to complete the transactions contemplated in the Arrangement Agreement;

(c)	this Agreement has been duly and validly executed and delivered by the Shareholder and, constitutes a legal, valid and binding obligation, enforceable by Aphria against the Shareholder in accordance with its terms;

(d)	if the Shareholder is a corporation, limited partnership or limited liability company, the Shareholder is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated, organized or constituted;

(e)	none of the execution and delivery by the Shareholder of this Agreement or the completion or performance of the transactions contemplated hereby or the compliance by the Shareholder with the Shareholder’s obligations hereunder will result in a breach of or constitute a default under any provision of (i) any agreement or instrument to which the Shareholder is a party or by which the Shareholder or any of the Shareholder's property or assets is bound, (ii) any judgment, decree, order or award of any Governmental Entity against the Shareholder, or (iii) any law, statute, ordinance, regulation or rule applicable to the Shareholder, except in each case as would not reasonably be expected, either individually or in the aggregate, to impair the ability of the Shareholder to perform its obligations hereunder;

(f)	the Subject Shares are and will be at all times up until the Effective Time free and clear of any security interests, liens, claims, pledges, options, rights of first refusal, co-sale rights, agreements, limitations on the Shareholder’s voting rights, charges and other encumbrances of any nature (other than any encumbrances created by this Agreement or arising under applicable federal and state securities laws) (“Encumbrances”) that could adversely affect the Plan of Arrangement, the Arrangement Agreement, or the exercise or fulfillment of the rights and obligations of Aphria or the Shareholder under this Agreement or the Arrangement Agreement;

(g)	there are no legal proceedings in progress or pending before any Governmental Entity or threatened against the Shareholder or its Affiliates that would reasonably be expected, either individually or in the aggregate, to materially impair the ability of the Shareholder to enter into this Agreement and to perform its obligations hereunder;

(h)	no consent of the Shareholder’s spouse is necessary under any “community property” or other Laws in order for the Shareholder to enter into and perform its obligations under this Agreement; and

(i)	no broker, investment banker, financial advisor or other person (including the Shareholder) is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission that is payable by Tilray, Aphria or any of their respective affiliates in connection with the Arrangement Agreement and the transactions contemplated thereby based upon arrangements made by or on behalf of the Shareholder.

Article 5

REPRESENTATIONS AND WARRANTIES OF APHRIA

5.1            Aphria represents and warrants to the Shareholder as follows and acknowledges that the Shareholder is relying upon these representations and warranties in connection with the entering into of this Agreement:

(a)	Aphria has been duly formed and is validly existing under the laws of the Province of Ontario and has the requisite corporate power and authority to conduct its business as it is now being conducted and to enter into this Agreement and to perform its obligations hereunder;

(b)	the execution and delivery of this Agreement and the completion by Aphria of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action of Aphria and no other corporate proceedings on the part of Aphria are necessary to authorize the execution and delivery by it of this Agreement or the completion by Aphria of the transactions contemplated hereby; and

(c)	this Agreement has been duly executed and delivered by Aphria and constitutes the legal, valid and binding obligation of Aphria enforceable against it in accordance with its terms.

Article 6

TERMINATION

6.1            This Agreement shall terminate upon the earliest to occur of (i) the Effective Time, (ii) the date upon which the Shareholder and Aphria mutually agree to terminate this Agreement or (iii) the date on which the Arrangement Agreement is validly terminated in accordance with its terms.

Article 7

DISCLOSURE

7.1            The Shareholder (i) consents to the details of this Agreement being set out in the Aphria Circular and the Tilray Proxy Statement and this Agreement being made publicly available, including by filing on SEDAR and EDGAR, as may be required pursuant to applicable securities laws or any Governmental Entity in connection with the Arrangement, (ii) consents to and authorizes the publication and disclosure by Aphria and Tilray of its identity and holding of Subject Shares, the nature of its commitments and obligations under this Agreement and any other information, in each case that Aphria or Tilray reasonably determines is required to be disclosed by applicable Law in any press release, or any other disclosure document in connection with the Arrangement and any transactions contemplated by the Arrangement Agreement, (iii) agrees promptly to give to Aphria and Tilray any information either may reasonably require for the preparation of any such disclosure documents, including the Aphria Circular and the Tilray Proxy Statement and (iv) agrees to promptly notify Aphria and Tilray of any required corrections with respect to any written information supplied by it specifically for use in any such disclosure document, if and to the extent that any such information shall have become false or misleading in any material respect. Except as contemplated by the immediately preceding sentence and as otherwise required by applicable Laws or by any Governmental Entity or in accordance with the requirements of any stock exchange, no party shall make any public announcement or statement with respect to this Agreement without the approval of the other, which shall not be unreasonably withheld or delayed.

Article 8

GENERAL

8.1            This Agreement shall become effective upon execution and delivery hereof by the Shareholder.

8.2            The Shareholder and Aphria shall, from time to time, promptly execute and deliver all such further documents and instruments and do all such acts and things as the other party may reasonably require to effectively carry out the intent of this Agreement.

8.3            This Agreement shall not be assignable by any party without the prior written consent of the other parties. This Agreement shall be binding upon and shall enure to the benefit of and be enforceable by each of the parties hereto and their respective successors and permitted assigns.

8.4            Time shall be of the essence of this Agreement.

8.5            Any notice or other communication required or permitted to be given hereunder shall be sufficiently given if in writing, delivered or sent by telecopier or facsimile transmission or e-mail or similar means of recorded electronic communication:

(a)	if to Tilray:

1100 Maughan Road

Nanaimo, British Columbia

  Attention:            Dara Redler

  Email:                  [REDACTED]

            with a copy (which shall not constitute notice) to:

    Blake, Cassels & Graydon LLP

    595 Burrard Street, Suite 2600

    Vancouver, BC V7X 1L3

    Attention:          Kathleen Keilty

    Email:                kathleen.keilty@blakes.com

            and to

            Cooley LLP

    3175 Hanover Street

    Palo Alto, CA 94304-1130

    Attention:           Steve Tonsfeldt

    Email:                stonsfeldt@cooley.com

(b)	if to Aphria:

    1 Adelaide Street East, Suite 2310

    Toronto, ON

    M5C 2V9

    Attention:          Christelle Gedeon, Chief Legal Officer

    Email:                [REDACTED]

           with a copy (which shall not constitute notice) to:

  DLA Piper LLP (US)

  1251 Avenue of the Americas

  25th Floor

  New York, NY 10020

  Attention:            Christopher P. Giordano / Jon Venick

  Email:                  christopher.giordano@us.dlapiper.com / jon.venick@us.dlapiper.com and to

  DLA Piper (Canada) LLP

  1 First Canadian Place, Suite 6000

  100 King Street West, PO Box 367

  Toronto, ON M5X 1E2

  Attention:          Russel W. Drew

  Email:                russel.drew@dlapiper.com

  and to

  Fasken Martineau DuMoulin LLP

  Bay Adelaide Centre

  333 Bay Street, Suite 2400

  Toronto, ON M5H 2T6

  Attention:           Bradley Freelan / Alex Nikolic

  Email:                 bfreelan@fasken.com / anikolic@fasken.com

(c)	In the case of the Shareholder:

 To the address set forth on Schedule A attached hereto, or to such other street address, individual or electronic communication number or address as may be designated by notice given by any party to the others. Any demand, notice or other communication given by personal delivery will be conclusively deemed to have been given on the day of actual delivery thereof and, if given by facsimile or electronic communication, on the day of transmittal thereof if given during the normal business hours of the recipient and on the following Business Day if not given during such hours on any day.

8.6            This Agreement and the rights and obligations of the parties hereto shall be governed by and construed in accordance with the Laws of the State of Delaware and the federal Laws of the United States applicable therein without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or of any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware. Each of the parties irrevocably and unconditionally (i) submits to the non-exclusive jurisdiction of the courts of the State of Delaware over any action or proceeding arising out of or relating to this Agreement, (ii) waives any objection that it might otherwise be entitled to assert to the jurisdiction of such courts and (iii) agrees not to assert that such courts are not a convenient forum for the determination of any such action or proceeding.

8.7            Each of the parties hereto agrees with the others that (i) monetary damages may not be a sufficient remedy for any breach of this Agreement by any of the parties, (ii) in addition to any other remedies at law or in equity that a party may have, such party shall be entitled to seek equitable relief, including injunction and specific performance, in the event of any breach of the provisions of this Agreement, and (iii) any party that is a defendant or respondent shall waive any requirement for the securing or posting of any bond in connection with such remedy. Each of the parties hereby consents to any preliminary applications for such relief to any court of competent jurisdiction. The prevailing party shall be reimbursed for all costs and expenses, including reasonable legal fees, incurred in enforcing the other party's obligations hereunder.

8.8            If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not irremediably affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled according to their original tenor to the extent possible.

8.9            This Agreement constitutes the entire agreement between the parties and supersedes all other prior agreements, understandings and undertakings, both written and oral, among the parties with respect to the subject matter hereof. The Shareholder acknowledges and agrees that notwithstanding anything to the contrary herein, the Lock-up Agreement from the Shareholder to Tilray, Inc. entered into in connection with the Agreement and Plan of Merger and Reorganization by and among Tilray, Inc., Privateer Holdings, Inc., and Down River Merger Sub, LLC dated September 9, 2019 will continue in accordance with its terms from and after the Effective Date.

8.10          The Shareholder confirms that it has had the opportunity to obtain independent legal advice regarding its rights, duties and obligations hereunder and the Shareholder has sought, or has willingly waived the right to seek independent legal advice regarding its respective rights, duties and obligations hereunder.

8.11          This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce more than one counterpart.

[signatures to follow]

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above.

APHRIA INC.

By:	(Signed) Carl Merton
	Name:	Carl Merton
	Title:	Chief Financial Officer

(Signed) Andrew Pucher
ANDREW PUCHER

SCHEDULE A

LIST OF SHAREHOLDERS

and

OWNERSHIP OF TILRAY SUBJECT SHARES

Name and Address	Subject Shares beneficially owned*	Registered Holder if different from beneficial owner*	Total number of Subject Shares owned or controlled*
Andrew Pucher [REDACTED]	[REDACTED]	[REDACTED]	[REDACTED]

VOTING SUPPORT AGREEMENT

THIS VOTING SUPPORT AGREEMENT (“Agreement”) is dated as of December 15, 2020, by and between Aphria Inc., a corporation existing under the laws of the Province of Ontario, (“Aphria”) and each of the shareholders listed on Exhibit A attached hereto (individually, a “Shareholder” and collectively, the “Shareholders”).

WHEREAS, the Shareholder is the beneficial owner of certain shares of class 2 common stock (the “Tilray Shares”) of Tilray, Inc., a corporation existing under the laws of the State of Delaware (“Tilray”), as described more particularly on Schedule A hereto (together with any additional Tilray Shares acquired after the date hereof, the “Subject Shares”);

WHEREAS, Aphria is, concurrently herewith, entering into an arrangement agreement, as the same may be amended from time to time (the “Arrangement Agreement”), with Tilray pursuant to which, among other things, Tilray is proposing to acquire the shares of Aphria in the manner provided for by the plan of arrangement (the “Plan of Arrangement”); and

WHEREAS, as a condition to its willingness to enter into the Arrangement Agreement and in order to induce Aphria to enter into the Plan of Arrangement, the Shareholder is willing to execute and deliver this Agreement and to make certain representations, warranties, covenants and agreements with respect to the Subject Shares beneficially owned by the Shareholder and set forth on Exhibit A.

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt, sufficiency and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

Article 1
INTERPRETATION

1.1         All capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to them in the Arrangement Agreement. All references herein to the Arrangement Agreement or any portion thereof refer to the Arrangement Agreement as amended, modified, restated or waived. The word “it” in reference to the Shareholder is used as a generic identifier and shall be deemed to mean “he” or “she” or words of similar import, as applicable.

Article 2
COVENANTS OF THE SHAREHOLDER

2.1         The Shareholder hereby covenants and irrevocably agrees that the Shareholder shall, from the date hereof until the earlier of (i) the Effective Time, and (ii) the termination of this Agreement pursuant to Article 6 (such earlier time, the (“Expiration Time”):

(a)	direct all Affiliates and Associates to take the actions under this Agreement. As used in this Agreement, the terms “Affiliate” and “Associate” shall have the respective meanings set forth in Rule 12b-2 promulgated by the Exchange Act and shall include all persons or entities that at any time during the term of this Agreement become Affiliates or Associates of any person or entity referred to in this Agreement, provided that Murphy Ofutt Common LLC and Murphy Ofutt LLC shall not be included as or considered Affiliates or Associates of the Shareholder for the purposes of this Agreement;

(b)	not directly or indirectly option for sale, offer, sell, assign, transfer, exchange, assign, dispose of, pledge, tender, encumber, grant a security interest in, hypothecate or otherwise convey any of the Subject Shares, or any right or interest therein (legal or equitable) (“Transfer”), to any Person or agree to do any of the foregoing;

(c)	except to the extent contemplated by this Agreement, not directly or indirectly grant any proxy, power of attorney or other right to vote the Subject Shares, or enter into any voting agreement, voting trust, vote pooling or other agreement or commitment with respect to the right to vote, call meetings of Tilray’s shareholders or give consents or approval of any kind with respect to any of the Subject Shares or agree to do any of the foregoing;

(d)	not directly or indirectly vote or cause to be voted any of the Subject Shares in respect of any proposed action by Tilray in a manner which might reasonably be expected to prevent or materially delay the successful completion of the Arrangement or the other transactions contemplated by the Arrangement Agreement, including, but not limited to, the vote by the shareholders of Tilray in favour of the Tilray Resolutions;

(e)	not directly or indirectly take any action which might be reasonably expected to impede, prevent or materially delay the approval of the Arrangement Resolution by the Aphria Shareholders or the Tilray Resolutions by the Tilray Shareholders;

(f)	take all steps as may reasonably be requested to ensure that the Arrangement and the other transactions contemplated in the Arrangement Agreement are successfully completed;

(g)	not make any statements which may reasonably be construed as being opposed to the Plan of Arrangement or the other transactions contemplated by the Arrangement Agreement or any aspect thereof and to not bring, or threaten to bring, any suit or proceeding for the purpose of, or which has the effect of, directly or indirectly, stopping, preventing, impeding, delaying or varying the Plan of Arrangement or the other transactions contemplated by the Arrangement Agreement or any aspect thereof, including not exercising any securityholder rights or remedies available at common law or pursuant to applicable securities laws;

(h)	not directly or indirectly take any action that would make any representation or warranty contained herein untrue or incorrect or that would have the effect of impairing the ability of the Shareholder to perform his, her or its obligations under this Agreement or preventing or delaying the consummation of any of the transactions contemplated hereby;

(i)	not exercise any appraisal rights;

(j)	subject to section 2.3 hereto, if the Arrangement Agreement is amended or terminated such that the transactions (or any of them) contemplated by the Arrangement Agreement are to be accomplished by means of an alternative transaction structure other than as currently contemplated in the Arrangement Agreement whereby Aphria would offer to acquire all of the Tilray Shares, the consequences of which to the Shareholders are substantially similar to or better than contemplated by the Arrangement Agreement (any such transaction is referred to as an “Alternative Transaction”), the Shareholder agrees to support the completion of the Alternative Transaction in the same manner as this Agreement provides with respect to the Arrangement, including, in the case of a take-over bid, by causing all of the Subject Shares to be validly tendered in acceptance of such take-over bid together with the letter of transmittal and, if applicable, notice of guaranteed delivery, and any other documents required in accordance with such take-over bid, and will not withdraw the Subject Shares from such take-over bid except with the consent of Aphria; and

(k)	not do indirectly that which the Shareholder may not do directly by the terms of this Section 2.

2.2         For greater certainty, any shares of class 2 common stock of Tilray or other securities of the Tilray that the Shareholder purchases or with respect to which the Shareholder otherwise acquires beneficial ownership (as defined in Rule 13d-3 under the 1934 Exchange Act, as amended (the “Exchange Act”)) after the date of this Agreement and prior to Expiration Time, including by reason of any stock split, stock dividend, reclassification, recapitalization or other similar transaction or pursuant to the exercise of options, convertible securities or warrants to purchase such shares or the conversion of any debt for such shares shall be subject to the terms and conditions of this Agreement to the same extent as if they comprised a portion of the Subject Shares and shall be deemed to be included in the Subject Shares for the purposes hereof.

2.3         Notwithstanding any other provision of this Agreement, Aphria hereby agrees and acknowledges that nothing in this Agreement will prevent the Shareholder from acting in accordance with the exercise of his or her fiduciary duties or duty to act in the best interests of Tilray as a director or officer of Tilray and/or Tilray’s subsidiaries (if the Shareholder holds such office), after considering the advice of external legal counsel.

Article 3
AGREEMENT TO VOTE IN FAVOUR OF THE TILRAY RESOLUTIONS

3.1         The Shareholder hereby covenants and irrevocably agrees, from the date hereof until the Expiration Time, except as permitted by this Agreement:

(a)	to vote the Subject Shares, and, in the case of Subject Shares held by an Affiliate or Associate of the Shareholder, to cause any holder of record of Subject Shares to vote or to execute a written consent or consents with respect to the Subject Shares at the Tilray Meeting (or any adjournment or postponement thereof or at every other meeting of the shareholders of the Tilray with respect to the Tilray Resolutions) (i) in favour of the Tilray Resolutions and any other matter necessary for the consummation of the Arrangement and the other transactions contemplated by the Arrangement Agreement; (ii) against any Adverse Proposal (as defined below) and (iii) against any action, proposal, transaction, agreement, or other matter that would reasonably be expected to impede, interfere with, delay, discourage, postpone or adversely affect the Plan of Arrangement or any of the transactions contemplated by the Plan of Arrangement;

(b)	if the Shareholder is the holder of record of any of the Subject Shares, no later than five Business Days prior to the date of the Tilray Meeting, the Shareholder shall deliver or cause to be delivered to Aphria, a copy of the duly executed proxy or proxies in respect of the Subject Shares directing the holder of such proxy or proxies to vote in favour of the Tilray Resolutions and/or any matter that could be expected to facilitate the Arrangement;

(c)	if the Shareholder is the beneficial owner of any of the Subject Shares, no later than five Business Days prior to the date of the Tilray Meeting, the Shareholder shall deliver or cause to be delivered to Aphria a copy of the duly executed voting instruction form(s) to the intermediary through which the Shareholder holds its beneficial interest in the Subject Shares instructing that the Subject Shares be voted at the Tilray Meeting in favour of the Tilray Resolutions and/or any matter that could be expected to facilitate the Arrangement;

(d)	to name those individuals in such proxy or proxies, or voting instruction form(s), as are designated by Tilray in the Tilray Proxy Statement;

(e)	to appoint Aphria and any designee of Aphria, and each of them individually, as its proxies and attorneys-in-fact, with full power of substitution and re-substitution, to vote or act by written consent during the term of this Agreement with respect to the Subject Shares in accordance with this Agreement in the event that either (i) the Shareholder breaches any of its obligations under this Agreement, or (ii) the Shareholder fails to vote or act by written consent with respect to the Subject Shares in accordance with the foregoing section prior to or at the Tilray Meeting at which the matters described in the foregoing section are considered or the last date by which written consents with respect to such matters are required to be delivered in order to be effective; and

(f)	not to tender for any bid or tender offer for Tilray Shares or take any action (including the voting (or granting of a proxy to vote) of the Subject Shares) that may lead to or otherwise result in an Adverse Proposal.

3.2         The proxy and power of attorney granted under Section 3.1(e) is given to secure the performance of the duties of the Shareholder under this Agreement. The Shareholder shall take such further action or execute such other instruments as may be necessary to effectuate the intent of this proxy. This proxy and power of attorney granted by the Shareholder shall be irrevocable during the term of this Agreement, shall be deemed to be coupled with an interest sufficient in law to support an irrevocable proxy and power of attorney and shall revoke any and all prior proxies granted by the Shareholder with respect to the Subject Shares. The power of attorney granted by the Shareholder herein is a durable power of attorney and shall survive the dissolution, bankruptcy, death or incapacity of the Shareholder. The proxy and power of attorney granted hereunder shall terminate upon the termination of this Agreement.

3.3         For purposes of this Agreement, “Adverse Proposal” means (a) any Acquisition Proposal, (b) any change in a majority of the board of directors of Tilray (other than as contemplated in the Arrangement Agreement), (c) any amendment to Tilray’s charter or organizational documents (other than as contemplated in the Arrangement Agreement), (d) any material change in the capitalization of Tilray or Tilray’s corporate structure or in any material terms of any security of Tilray, or otherwise obligating Tilray to grant any security (other than as contemplated in the Arrangement Agreement), or (e) any other matter that would reasonably be expected to impede, interfere with, delay, postpone, discourage or adversely affect the Plan of Arrangement or any of the other transactions contemplated by the Arrangement Agreement or this Agreement but for greater certainty, a Superior Proposal shall not be an Adverse Proposal.

Article 4
REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE SHAREHOLDER

4.1         The Shareholder represents, warrants and, where applicable, covenants to Aphria as follows, and acknowledges that Aphria is relying upon these representations, warranties and covenants in connection with the entering into of this Agreement and the Arrangement Agreement:

(a)	(i) the Shareholder (A) owns beneficially (as such term is defined in Rule 13d-3 under the Exchange Act) all of the Subject Shares set forth on Exhibit A, and (B) will own beneficially any additional Subject Shares acquired after the date of this Agreement, in each instance, free and clear of all Encumbrances (as hereinafter defined), and (ii) except pursuant hereto, there (A) are no options, warrants or other rights, agreements, arrangements or commitments of any character to which the Shareholder is a party relating to the pledge, disposition, Transfer or voting of any of the Subject Shares set forth on Exhibit A, and there are no voting trusts or voting agreements with respect to such Subject Shares, and (B) there will not be any options, warrants or other rights, agreements, arrangements or commitments of any character to which the Shareholder is a party relating to the pledge, disposition, Transfer or voting of any of additional Subject Shares acquired after the date of this Agreement, and there will not be any voting trusts or voting agreements with respect to such additional Subject Shares;

(b)	the Shareholder has the full corporate power (if the Shareholder is a corporation) and authority and legal capacity to enter into, execute and deliver this Agreement and to perform fully the Shareholder’s obligations hereunder (including the proxy and power of attorney described in Section 3.1(e)) and has received all requisite approvals to execute and deliver this Agreement and to perform its obligations hereunder and to complete the transactions contemplated in the Arrangement Agreement;

(c)	this Agreement has been duly and validly executed and delivered by the Shareholder and, constitutes a legal, valid and binding obligation, enforceable by Aphria against the Shareholder in accordance with its terms;

(d)	if the Shareholder is a corporation, limited partnership or limited liability company, the Shareholder is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated, organized or constituted;

(e)	none of the execution and delivery by the Shareholder of this Agreement or the completion or performance of the transactions contemplated hereby or the compliance by the Shareholder with the Shareholder’s obligations hereunder will result in a breach of or constitute a default under any provision of (i) any agreement or instrument to which the Shareholder is a party or by which the Shareholder or any of the Shareholder's property or assets is bound, (ii) any judgment, decree, order or award of any Governmental Entity against the Shareholder, or (iii) any law, statute, ordinance, regulation or rule applicable to the Shareholder, except in each case as would not reasonably be expected, either individually or in the aggregate, to impair the ability of the Shareholder to perform its obligations hereunder;

(f)	the Subject Shares are and will be at all times up until the Effective Time free and clear of any security interests, liens, claims, pledges, options, rights of first refusal, co-sale rights, agreements, limitations on the Shareholder’s voting rights, charges and other encumbrances of any nature (other than any encumbrances created by this Agreement or arising under applicable federal and state securities laws) (“Encumbrances”) that could adversely affect the Plan of Arrangement, the Arrangement Agreement, or the exercise or fulfillment of the rights and obligations of Aphria or the Shareholder under this Agreement or the Arrangement Agreement;

(g)	there are no legal proceedings in progress or pending before any Governmental Entity or threatened against the Shareholder or its Affiliates that would reasonably be expected, either individually or in the aggregate, to materially impair the ability of the Shareholder to enter into this Agreement and to perform its obligations hereunder;

(h)	no consent of the Shareholder’s spouse is necessary under any “community property” or other Laws in order for the Shareholder to enter into and perform its obligations under this Agreement; and

(i)	no broker, investment banker, financial advisor or other person (including the Shareholder) is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission that is payable by Tilray, Aphria or any of their respective affiliates in connection with the Arrangement Agreement and the transactions contemplated thereby based upon arrangements made by or on behalf of the Shareholder.

Article 5
REPRESENTATIONS AND WARRANTIES OF APHRIA

5.1         Aphria represents and warrants to the Shareholder as follows and acknowledges that the Shareholder is relying upon these representations and warranties in connection with the entering into of this Agreement:

(a)	Aphria has been duly formed and is validly existing under the laws of the Province of Ontario and has the requisite corporate power and authority to conduct its business as it is now being conducted and to enter into this Agreement and to perform its obligations hereunder;

(b)	the execution and delivery of this Agreement and the completion by Aphria of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action of Aphria and no other corporate proceedings on the part of Aphria are necessary to authorize the execution and delivery by it of this Agreement or the completion by Aphria of the transactions contemplated hereby; and

(c)	this Agreement has been duly executed and delivered by Aphria and constitutes the legal, valid and binding obligation of Aphria enforceable against it in accordance with its terms.

Article 6
TERMINATION

6.1         This Agreement shall terminate upon the earliest to occur of (i) the Effective Time, (ii) the date upon which the Shareholder and Aphria mutually agree to terminate this Agreement or (iii) the date on which the Arrangement Agreement is validly terminated in accordance with its terms.

Article 7
DISCLOSURE

7.1         The Shareholder (i) consents to the details of this Agreement being set out in the Aphria Circular and the Tilray Proxy Statement and this Agreement being made publicly available, including by filing on SEDAR and EDGAR, as may be required pursuant to applicable securities laws or any Governmental Entity in connection with the Arrangement, (ii) consents to and authorizes the publication and disclosure by Aphria and Tilray of its identity and holding of Subject Shares, the nature of its commitments and obligations under this Agreement and any other information, in each case that Aphria or Tilray reasonably determines is required to be disclosed by applicable Law in any press release, or any other disclosure document in connection with the Arrangement and any transactions contemplated by the Arrangement Agreement, (iii) agrees promptly to give to Aphria and Tilray any information either may reasonably require for the preparation of any such disclosure documents, including the Aphria Circular and the Tilray Proxy Statement and (iv) agrees to promptly notify Aphria and Tilray of any required corrections with respect to any written information supplied by it specifically for use in any such disclosure document, if and to the extent that any such information shall have become false or misleading in any material respect. Except as contemplated by the immediately preceding sentence and as otherwise required by applicable Laws or by any Governmental Entity or in accordance with the requirements of any stock exchange, no party shall make any public announcement or statement with respect to this Agreement without the approval of the other, which shall not be unreasonably withheld or delayed.

Article 8
GENERAL

8.1         This Agreement shall become effective upon execution and delivery hereof by the Shareholder.

8.2         The Shareholder and Aphria shall, from time to time, promptly execute and deliver all such further documents and instruments and do all such acts and things as the other party may reasonably require to effectively carry out the intent of this Agreement.

8.3         This Agreement shall not be assignable by any party without the prior written consent of the other parties. This Agreement shall be binding upon and shall enure to the benefit of and be enforceable by each of the parties hereto and their respective successors and permitted assigns.

8.4         Time shall be of the essence of this Agreement.

8.5         Any notice or other communication required or permitted to be given hereunder shall be sufficiently given if in writing, delivered or sent by telecopier or facsimile transmission or e-mail or similar means of recorded electronic communication:

(a)	if to Tilray:

1100 Maughan Road
Nanaimo, British Columbia

Attention:    Dara Redler
Email:          [REDACTED]

with a copy (which shall not constitute notice) to:

Blake, Cassels & Graydon LLP
595 Burrard Street, Suite 2600
Vancouver, BC V7X 1L3

Attention:    Kathleen Keilty
Email:          kathleen.keilty@blakes.com

and to

Cooley LLP

3175 Hanover Street
Palo Alto, CA 94304-1130

Attention:    Steve Tonsfeldt
Email:          stonsfeldt@cooley.com

(b)	if to Aphria:

1 Adelaide Street East, Suite 2310
Toronto, ON
M5C 2V9

Attention:    Christelle Gedeon, Chief Legal Officer
Email:          [REDACTED]

with a copy (which shall not constitute notice) to:

DLA Piper LLP (US)

1251 Avenue of the Americas

25th Floor

New York, NY 10020

Attention:    Christopher P. Giordano / Jon Venick

Email:          christopher.giordano@us.dlapiper.com / jon.venick@us.dlapiper.com and to

DLA Piper (Canada) LLP

1 First Canadian Place, Suite 6000

100 King Street West, PO Box 367

Toronto, ON M5X 1E2

Attention:    Russel W. Drew

Email:          russel.drew@dlapiper.com

and to

Fasken Martineau DuMoulin LLP

Bay Adelaide Centre

333 Bay Street, Suite 2400

Toronto, ON M5H 2T6

Attention:    Bradley Freelan / Alex Nikolic

Email:          bfreelan@fasken.com / anikolic@fasken.com

(c)	In the case of the Shareholder:

To the address set forth on Schedule A attached hereto, or to such other street address, individual or electronic communication number or address as may be designated by notice given by any party to the others. Any demand, notice or other communication given by personal delivery will be conclusively deemed to have been given on the day of actual delivery thereof and, if given by facsimile or electronic communication, on the day of transmittal thereof if given during the normal business hours of the recipient and on the following Business Day if not given during such hours on any day.

8.6          This Agreement and the rights and obligations of the parties hereto shall be governed by and construed in accordance with the Laws of the State of Delaware and the federal Laws of the United States applicable therein without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or of any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware. Each of the parties irrevocably and unconditionally (i) submits to the non-exclusive jurisdiction of the courts of the State of Delaware over any action or proceeding arising out of or relating to this Agreement, (ii) waives any objection that it might otherwise be entitled to assert to the jurisdiction of such courts and (iii) agrees not to assert that such courts are not a convenient forum for the determination of any such action or proceeding.

8.7          Each of the parties hereto agrees with the others that (i) monetary damages may not be a sufficient remedy for any breach of this Agreement by any of the parties, (ii) in addition to any other remedies at law or in equity that a party may have, such party shall be entitled to seek equitable relief, including injunction and specific performance, in the event of any breach of the provisions of this Agreement, and (iii) any party that is a defendant or respondent shall waive any requirement for the securing or posting of any bond in connection with such remedy. Each of the parties hereby consents to any preliminary applications for such relief to any court of competent jurisdiction. The prevailing party shall be reimbursed for all costs and expenses, including reasonable legal fees, incurred in enforcing the other party's obligations hereunder.

8.8          If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not irremediably affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled according to their original tenor to the extent possible.

8.9          This Agreement constitutes the entire agreement between the parties and supersedes all other prior agreements, understandings and undertakings, both written and oral, among the parties with respect to the subject matter hereof. The Shareholder acknowledges and agrees that notwithstanding anything to the contrary herein, the Lock-up Agreement from the Shareholder to Tilray, Inc. entered into in connection with the Agreement and Plan of Merger and Reorganization by and among Tilray, Inc., Privateer Holdings, Inc., and Down River Merger Sub, LLC dated September 9, 2019 will continue in accordance with its terms from and after the Effective Date.

8.10        The Shareholder confirms that it has had the opportunity to obtain independent legal advice regarding its rights, duties and obligations hereunder and the Shareholder has sought, or has willingly waived the right to seek independent legal advice regarding its respective rights, duties and obligations hereunder.

8.11        This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce more than one counterpart.

[signatures to follow]

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above.

APHRIA INC.

By:	(Signed) Carl Merton
Name: Carl Merton Title: Chief Financial Officer

(Signed) Jon Levin
JON LEVIN

SCHEDULE A
LIST OF SHAREHOLDERS

and

OWNERSHIP OF TILRAY SUBJECT SHARES

Name and Address	Subject Shares beneficially owned*	Registered Holder if different from beneficial owner*	Total number of Subject Shares owned or controlled*
Jon Levin [REDACTED]	[REDACTED]	[REDACTED]	[REDACTED]

VOTING SUPPORT AGREEMENT

THIS VOTING SUPPORT AGREEMENT (“Agreement”) is dated as of December 15, 2020, by and between Aphria Inc., a corporation existing under the laws of the Province of Ontario, (“Aphria”) and each of the shareholders listed on Exhibit A attached hereto (individually, a “Shareholder” and collectively, the “Shareholders”).

WHEREAS, the Shareholder is the beneficial owner of certain shares of class 2 common stock (the “Tilray Shares”) of Tilray, Inc., a corporation existing under the laws of the State of Delaware (“Tilray”), as described more particularly on Schedule A hereto (together with any additional Tilray Shares acquired after the date hereof, the “Subject Shares”);

WHEREAS, Aphria is, concurrently herewith, entering into an arrangement agreement, as the same may be amended from time to time (the “Arrangement Agreement”), with Tilray pursuant to which, among other things, Tilray is proposing to acquire the shares of Aphria in the manner provided for by the plan of arrangement (the “Plan of Arrangement”); and

WHEREAS, as a condition to its willingness to enter into the Arrangement Agreement and in order to induce Aphria to enter into the Plan of Arrangement, the Shareholder is willing to execute and deliver this Agreement and to make certain representations, warranties, covenants and agreements with respect to the Subject Shares beneficially owned by the Shareholder and set forth on Exhibit A.

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt, sufficiency and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

Article 1
INTERPRETATION

1.1         All capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to them in the Arrangement Agreement. All references herein to the Arrangement Agreement or any portion thereof refer to the Arrangement Agreement as amended, modified, restated or waived. The word “it” in reference to the Shareholder is used as a generic identifier and shall be deemed to mean “he” or “she” or words of similar import, as applicable.

Article 2
COVENANTS OF THE SHAREHOLDER

2.1          The Shareholder hereby covenants and irrevocably agrees that the Shareholder shall, from the date hereof until the earlier of (i) the Effective Time, and (ii) the termination of this Agreement pursuant to Article 6 (such earlier time, the (“Expiration Time”):

(a)	direct all Affiliates and Associates to take the actions under this Agreement. As used in this Agreement, the terms “Affiliate” and “Associate” shall have the respective meanings set forth in Rule 12b-2 promulgated by the Exchange Act and shall include all persons or entities that at any time during the term of this Agreement become Affiliates or Associates of any person or entity referred to in this Agreement, provided that Murphy Ofutt Common LLC and Murphy Ofutt LLC shall not be included as or considered Affiliates or Associates of the Shareholder for the purposes of this Agreement;

(b)	not directly or indirectly option for sale, offer, sell, assign, transfer, exchange, assign, dispose of, pledge, tender, encumber, grant a security interest in, hypothecate or otherwise convey any of the Subject Shares, or any right or interest therein (legal or equitable) (“Transfer”), to any Person or agree to do any of the foregoing;

(c)	except to the extent contemplated by this Agreement, not directly or indirectly grant any proxy, power of attorney or other right to vote the Subject Shares, or enter into any voting agreement, voting trust, vote pooling or other agreement or commitment with respect to the right to vote, call meetings of Tilray’s shareholders or give consents or approval of any kind with respect to any of the Subject Shares or agree to do any of the foregoing;

(d)	not directly or indirectly vote or cause to be voted any of the Subject Shares in respect of any proposed action by Tilray in a manner which might reasonably be expected to prevent or materially delay the successful completion of the Arrangement or the other transactions contemplated by the Arrangement Agreement, including, but not limited to, the vote by the shareholders of Tilray in favour of the Tilray Resolutions;

(e)	not directly or indirectly take any action which might be reasonably expected to impede, prevent or materially delay the approval of the Arrangement Resolution by the Aphria Shareholders or the Tilray Resolutions by the Tilray Shareholders;

(f)	take all steps as may reasonably be requested to ensure that the Arrangement and the other transactions contemplated in the Arrangement Agreement are successfully completed;

(g)	not make any statements which may reasonably be construed as being opposed to the Plan of Arrangement or the other transactions contemplated by the Arrangement Agreement or any aspect thereof and to not bring, or threaten to bring, any suit or proceeding for the purpose of, or which has the effect of, directly or indirectly, stopping, preventing, impeding, delaying or varying the Plan of Arrangement or the other transactions contemplated by the Arrangement Agreement or any aspect thereof, including not exercising any securityholder rights or remedies available at common law or pursuant to applicable securities laws;

(h)	not directly or indirectly take any action that would make any representation or warranty contained herein untrue or incorrect or that would have the effect of impairing the ability of the Shareholder to perform his, her or its obligations under this Agreement or preventing or delaying the consummation of any of the transactions contemplated hereby;

(i)	not exercise any appraisal rights;

(j)	subject to section 2.3 hereto, if the Arrangement Agreement is amended or terminated such that the transactions (or any of them) contemplated by the Arrangement Agreement are to be accomplished by means of an alternative transaction structure other than as currently contemplated in the Arrangement Agreement whereby Aphria would offer to acquire all of the Tilray Shares, the consequences of which to the Shareholders are substantially similar to or better than contemplated by the Arrangement Agreement (any such transaction is referred to as an “Alternative Transaction”), the Shareholder agrees to support the completion of the Alternative Transaction in the same manner as this Agreement provides with respect to the Arrangement, including, in the case of a take-over bid, by causing all of the Subject Shares to be validly tendered in acceptance of such take-over bid together with the letter of transmittal and, if applicable, notice of guaranteed delivery, and any other documents required in accordance with such take-over bid, and will not withdraw the Subject Shares from such take-over bid except with the consent of Aphria; and

(k)	not do indirectly that which the Shareholder may not do directly by the terms of this Section 2.

2.2         For greater certainty, any shares of class 2 common stock of Tilray or other securities of the Tilray that the Shareholder purchases or with respect to which the Shareholder otherwise acquires beneficial ownership (as defined in Rule 13d-3 under the 1934 Exchange Act, as amended (the “Exchange Act”)) after the date of this Agreement and prior to Expiration Time, including by reason of any stock split, stock dividend, reclassification, recapitalization or other similar transaction or pursuant to the exercise of options, convertible securities or warrants to purchase such shares or the conversion of any debt for such shares shall be subject to the terms and conditions of this Agreement to the same extent as if they comprised a portion of the Subject Shares and shall be deemed to be included in the Subject Shares for the purposes hereof.

2.3         Notwithstanding any other provision of this Agreement, Aphria hereby agrees and acknowledges that nothing in this Agreement will prevent the Shareholder from acting in accordance with the exercise of his or her fiduciary duties or duty to act in the best interests of Tilray as a director or officer of Tilray and/or Tilray’s subsidiaries (if the Shareholder holds such office), after considering the advice of external legal counsel.

Article 3
AGREEMENT TO VOTE IN FAVOUR OF THE TILRAY RESOLUTIONS

3.1          The Shareholder hereby covenants and irrevocably agrees, from the date hereof until the Expiration Time, except as permitted by this Agreement:

(a)	to vote the Subject Shares, and, in the case of Subject Shares held by an Affiliate or Associate of the Shareholder, to cause any holder of record of Subject Shares to vote or to execute a written consent or consents with respect to the Subject Shares at the Tilray Meeting (or any adjournment or postponement thereof or at every other meeting of the shareholders of the Tilray with respect to the Tilray Resolutions) (i) in favour of the Tilray Resolutions and any other matter necessary for the consummation of the Arrangement and the other transactions contemplated by the Arrangement Agreement; (ii) against any Adverse Proposal (as defined below) and (iii) against any action, proposal, transaction, agreement, or other matter that would reasonably be expected to impede, interfere with, delay, discourage, postpone or adversely affect the Plan of Arrangement or any of the transactions contemplated by the Plan of Arrangement;

(b)	if the Shareholder is the holder of record of any of the Subject Shares, no later than five Business Days prior to the date of the Tilray Meeting, the Shareholder shall deliver or cause to be delivered to Aphria, a copy of the duly executed proxy or proxies in respect of the Subject Shares directing the holder of such proxy or proxies to vote in favour of the Tilray Resolutions and/or any matter that could be expected to facilitate the Arrangement;

(c)	if the Shareholder is the beneficial owner of any of the Subject Shares, no later than five Business Days prior to the date of the Tilray Meeting, the Shareholder shall deliver or cause to be delivered to Aphria a copy of the duly executed voting instruction form(s) to the intermediary through which the Shareholder holds its beneficial interest in the Subject Shares instructing that the Subject Shares be voted at the Tilray Meeting in favour of the Tilray Resolutions and/or any matter that could be expected to facilitate the Arrangement;

(d)	to name those individuals in such proxy or proxies, or voting instruction form(s), as are designated by Tilray in the Tilray Proxy Statement;

(e)	to appoint Aphria and any designee of Aphria, and each of them individually, as its proxies and attorneys-in-fact, with full power of substitution and re-substitution, to vote or act by written consent during the term of this Agreement with respect to the Subject Shares in accordance with this Agreement in the event that either (i) the Shareholder breaches any of its obligations under this Agreement, or (ii) the Shareholder fails to vote or act by written consent with respect to the Subject Shares in accordance with the foregoing section prior to or at the Tilray Meeting at which the matters described in the foregoing section are considered or the last date by which written consents with respect to such matters are required to be delivered in order to be effective; and

(f)	not to tender for any bid or tender offer for Tilray Shares or take any action (including the voting (or granting of a proxy to vote) of the Subject Shares) that may lead to or otherwise result in an Adverse Proposal.

3.2         The proxy and power of attorney granted under Section 3.1(e) is given to secure the performance of the duties of the Shareholder under this Agreement. The Shareholder shall take such further action or execute such other instruments as may be necessary to effectuate the intent of this proxy. This proxy and power of attorney granted by the Shareholder shall be irrevocable during the term of this Agreement, shall be deemed to be coupled with an interest sufficient in law to support an irrevocable proxy and power of attorney and shall revoke any and all prior proxies granted by the Shareholder with respect to the Subject Shares. The power of attorney granted by the Shareholder herein is a durable power of attorney and shall survive the dissolution, bankruptcy, death or incapacity of the Shareholder. The proxy and power of attorney granted hereunder shall terminate upon the termination of this Agreement.

3.3         For purposes of this Agreement, “Adverse Proposal” means (a) any Acquisition Proposal, (b) any change in a majority of the board of directors of Tilray (other than as contemplated in the Arrangement Agreement), (c) any amendment to Tilray’s charter or organizational documents (other than as contemplated in the Arrangement Agreement), (d) any material change in the capitalization of Tilray or Tilray’s corporate structure or in any material terms of any security of Tilray, or otherwise obligating Tilray to grant any security (other than as contemplated in the Arrangement Agreement), or (e) any other matter that would reasonably be expected to impede, interfere with, delay, postpone, discourage or adversely affect the Plan of Arrangement or any of the other transactions contemplated by the Arrangement Agreement or this Agreement but for greater certainty, a Superior Proposal shall not be an Adverse Proposal.

Article 4
REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE SHAREHOLDER

4.1         The Shareholder represents, warrants and, where applicable, covenants to Aphria as follows, and acknowledges that Aphria is relying upon these representations, warranties and covenants in connection with the entering into of this Agreement and the Arrangement Agreement:

(a)	(i) the Shareholder (A) owns beneficially (as such term is defined in Rule 13d-3 under the Exchange Act) all of the Subject Shares set forth on Exhibit A, and (B) will own beneficially any additional Subject Shares acquired after the date of this Agreement, in each instance, free and clear of all Encumbrances (as hereinafter defined), and (ii) except pursuant hereto, there (A) are no options, warrants or other rights, agreements, arrangements or commitments of any character to which the Shareholder is a party relating to the pledge, disposition, Transfer or voting of any of the Subject Shares set forth on Exhibit A, and there are no voting trusts or voting agreements with respect to such Subject Shares, and (B) there will not be any options, warrants or other rights, agreements, arrangements or commitments of any character to which the Shareholder is a party relating to the pledge, disposition, Transfer or voting of any of additional Subject Shares acquired after the date of this Agreement, and there will not be any voting trusts or voting agreements with respect to such additional Subject Shares;

(b)	the Shareholder has the full corporate power (if the Shareholder is a corporation) and authority and legal capacity to enter into, execute and deliver this Agreement and to perform fully the Shareholder’s obligations hereunder (including the proxy and power of attorney described in Section 3.1(e)) and has received all requisite approvals to execute and deliver this Agreement and to perform its obligations hereunder and to complete the transactions contemplated in the Arrangement Agreement;

(c)	this Agreement has been duly and validly executed and delivered by the Shareholder and, constitutes a legal, valid and binding obligation, enforceable by Aphria against the Shareholder in accordance with its terms;

(d)	if the Shareholder is a corporation, limited partnership or limited liability company, the Shareholder is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated, organized or constituted;

(e)	none of the execution and delivery by the Shareholder of this Agreement or the completion or performance of the transactions contemplated hereby or the compliance by the Shareholder with the Shareholder’s obligations hereunder will result in a breach of or constitute a default under any provision of (i) any agreement or instrument to which the Shareholder is a party or by which the Shareholder or any of the Shareholder's property or assets is bound, (ii) any judgment, decree, order or award of any Governmental Entity against the Shareholder, or (iii) any law, statute, ordinance, regulation or rule applicable to the Shareholder, except in each case as would not reasonably be expected, either individually or in the aggregate, to impair the ability of the Shareholder to perform its obligations hereunder;

(f)	the Subject Shares are and will be at all times up until the Effective Time free and clear of any security interests, liens, claims, pledges, options, rights of first refusal, co-sale rights, agreements, limitations on the Shareholder’s voting rights, charges and other encumbrances of any nature (other than any encumbrances created by this Agreement or arising under applicable federal and state securities laws) (“Encumbrances”) that could adversely affect the Plan of Arrangement, the Arrangement Agreement, or the exercise or fulfillment of the rights and obligations of Aphria or the Shareholder under this Agreement or the Arrangement Agreement;

(g)	there are no legal proceedings in progress or pending before any Governmental Entity or threatened against the Shareholder or its Affiliates that would reasonably be expected, either individually or in the aggregate, to materially impair the ability of the Shareholder to enter into this Agreement and to perform its obligations hereunder;

(h)	no consent of the Shareholder’s spouse is necessary under any “community property” or other Laws in order for the Shareholder to enter into and perform its obligations under this Agreement; and

(i)	no broker, investment banker, financial advisor or other person (including the Shareholder) is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission that is payable by Tilray, Aphria or any of their respective affiliates in connection with the Arrangement Agreement and the transactions contemplated thereby based upon arrangements made by or on behalf of the Shareholder.

Article 5
REPRESENTATIONS AND WARRANTIES OF APHRIA

5.1         Aphria represents and warrants to the Shareholder as follows and acknowledges that the Shareholder is relying upon these representations and warranties in connection with the entering into of this Agreement:

(a)	Aphria has been duly formed and is validly existing under the laws of the Province of Ontario and has the requisite corporate power and authority to conduct its business as it is now being conducted and to enter into this Agreement and to perform its obligations hereunder;

(b)	the execution and delivery of this Agreement and the completion by Aphria of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action of Aphria and no other corporate proceedings on the part of Aphria are necessary to authorize the execution and delivery by it of this Agreement or the completion by Aphria of the transactions contemplated hereby; and

(c)	this Agreement has been duly executed and delivered by Aphria and constitutes the legal, valid and binding obligation of Aphria enforceable against it in accordance with its terms.

Article 6
TERMINATION

6.1          This Agreement shall terminate upon the earliest to occur of (i) the Effective Time, (ii) the date upon which the Shareholder and Aphria mutually agree to terminate this Agreement or (iii) the date on which the Arrangement Agreement is validly terminated in accordance with its terms.

Article 7
DISCLOSURE

7.1         The Shareholder (i) consents to the details of this Agreement being set out in the Aphria Circular and the Tilray Proxy Statement and this Agreement being made publicly available, including by filing on SEDAR and EDGAR, as may be required pursuant to applicable securities laws or any Governmental Entity in connection with the Arrangement, (ii) consents to and authorizes the publication and disclosure by Aphria and Tilray of its identity and holding of Subject Shares, the nature of its commitments and obligations under this Agreement and any other information, in each case that Aphria or Tilray reasonably determines is required to be disclosed by applicable Law in any press release, or any other disclosure document in connection with the Arrangement and any transactions contemplated by the Arrangement Agreement, (iii) agrees promptly to give to Aphria and Tilray any information either may reasonably require for the preparation of any such disclosure documents, including the Aphria Circular and the Tilray Proxy Statement and (iv) agrees to promptly notify Aphria and Tilray of any required corrections with respect to any written information supplied by it specifically for use in any such disclosure document, if and to the extent that any such information shall have become false or misleading in any material respect. Except as contemplated by the immediately preceding sentence and as otherwise required by applicable Laws or by any Governmental Entity or in accordance with the requirements of any stock exchange, no party shall make any public announcement or statement with respect to this Agreement without the approval of the other, which shall not be unreasonably withheld or delayed.

Article 8
GENERAL

8.1          This Agreement shall become effective upon execution and delivery hereof by the Shareholder.

8.2          The Shareholder and Aphria shall, from time to time, promptly execute and deliver all such further documents and instruments and do all such acts and things as the other party may reasonably require to effectively carry out the intent of this Agreement.

8.3          This Agreement shall not be assignable by any party without the prior written consent of the other parties. This Agreement shall be binding upon and shall enure to the benefit of and be enforceable by each of the parties hereto and their respective successors and permitted assigns.

8.4          Time shall be of the essence of this Agreement.

8.5          Any notice or other communication required or permitted to be given hereunder shall be sufficiently given if in writing, delivered or sent by telecopier or facsimile transmission or e-mail or similar means of recorded electronic communication:

(a)	if to Tilray:

1100 Maughan Road
Nanaimo, British Columbia

	Attention:	Dara Redler
	Email:	[REDACTED]

with a copy (which shall not constitute notice) to:

Blake, Cassels & Graydon LLP
595 Burrard Street, Suite 2600
Vancouver, BC V7X 1L3

	Attention:	Kathleen Keilty
	Email:	kathleen.keilty@blakes.com

and to

Cooley LLP

3175 Hanover Street
Palo Alto, CA 94304-1130

	Attention:	Steve Tonsfeldt
	Email:	stonsfeldt@cooley.com

(b)	if to Aphria:

1 Adelaide Street East, Suite 2310
Toronto, ON
M5C 2V9

	Attention:	Christelle Gedeon, Chief Legal Officer
	Email:	[REDACTED]

with a copy (which shall not constitute notice) to:

DLA Piper LLP (US)

1251 Avenue of the Americas
25th Floor
New York, NY 10020

	Attention:	Christopher P. Giordano / Jon Venick
	Email:	christopher.giordano@us.dlapiper.com / jon.venick@us.dlapiper.com and to

DLA Piper (Canada) LLP

1 First Canadian Place, Suite 6000
100 King Street West, PO Box 367
Toronto, ON M5X 1E2
	Attention:	Russel W. Drew
	Email:	russel.drew@dlapiper.com

and to

Fasken Martineau DuMoulin LLP

Bay Adelaide Centre
333 Bay Street, Suite 2400
Toronto, ON M5H 2T6
	Attention:	Bradley Freelan / Alex Nikolic
	Email:	bfreelan@fasken.com / anikolic@fasken.com

(c)	In the case of the Shareholder:

To the address set forth on Schedule A attached hereto, or to such other street address, individual or electronic communication number or address as may be designated by notice given by any party to the others. Any demand, notice or other communication given by personal delivery will be conclusively deemed to have been given on the day of actual delivery thereof and, if given by facsimile or electronic communication, on the day of transmittal thereof if given during the normal business hours of the recipient and on the following Business Day if not given during such hours on any day.

8.6          This Agreement and the rights and obligations of the parties hereto shall be governed by and construed in accordance with the Laws of the State of Delaware and the federal Laws of the United States applicable therein without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or of any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware. Each of the parties irrevocably and unconditionally (i) submits to the non-exclusive jurisdiction of the courts of the State of Delaware over any action or proceeding arising out of or relating to this Agreement, (ii) waives any objection that it might otherwise be entitled to assert to the jurisdiction of such courts and (iii) agrees not to assert that such courts are not a convenient forum for the determination of any such action or proceeding.

8.7          Each of the parties hereto agrees with the others that (i) monetary damages may not be a sufficient remedy for any breach of this Agreement by any of the parties, (ii) in addition to any other remedies at law or in equity that a party may have, such party shall be entitled to seek equitable relief, including injunction and specific performance, in the event of any breach of the provisions of this Agreement, and (iii) any party that is a defendant or respondent shall waive any requirement for the securing or posting of any bond in connection with such remedy. Each of the parties hereby consents to any preliminary applications for such relief to any court of competent jurisdiction. The prevailing party shall be reimbursed for all costs and expenses, including reasonable legal fees, incurred in enforcing the other party's obligations hereunder.

8.8          If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not irremediably affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled according to their original tenor to the extent possible.

8.9         This Agreement constitutes the entire agreement between the parties and supersedes all other prior agreements, understandings and undertakings, both written and oral, among the parties with respect to the subject matter hereof. The Shareholder acknowledges and agrees that notwithstanding anything to the contrary herein, the Lock-up Agreement from the Shareholder to Tilray, Inc. entered into in connection with the Agreement and Plan of Merger and Reorganization by and among Tilray, Inc., Privateer Holdings, Inc., and Down River Merger Sub, LLC dated September 9, 2019 will continue in accordance with its terms from and after the Effective Date.

8.10        The Shareholder confirms that it has had the opportunity to obtain independent legal advice regarding its rights, duties and obligations hereunder and the Shareholder has sought, or has willingly waived the right to seek independent legal advice regarding its respective rights, duties and obligations hereunder.

8.11        This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce more than one counterpart.

[signatures to follow]

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above.

APHRIA INC.

By:	(Signed) Carl Merton
Name: Carl Merton
Title: Chief Financial Officer

(Signed) Soren Schroder
SOREN SCHRODER

SCHEDULE A
LIST OF SHAREHOLDERS

and

OWNERSHIP OF TILRAY SUBJECT SHARES

Name and Address	Subject Shares beneficially owned*	Registered Holder if different from beneficial owner*	Total number of Subject Shares owned or controlled*
Soren Schroder [REDACTED]	[REDACTED]	[REDACTED]	[REDACTED]

VOTING SUPPORT AGREEMENT

THIS VOTING SUPPORT AGREEMENT (“Agreement”) is dated as of December 15, 2020, by and between Aphria Inc., a corporation existing under the laws of the Province of Ontario, (“Aphria”) and each of the shareholders listed on Exhibit A attached hereto (individually, a “Shareholder” and collectively, the “Shareholders”).

WHEREAS, the Shareholder is the beneficial owner of certain shares of class 2 common stock (the “Tilray Shares”) of Tilray, Inc., a corporation existing under the laws of the State of Delaware (“Tilray”), as described more particularly on Schedule A hereto (together with any additional Tilray Shares acquired after the date hereof, the “Subject Shares”);

WHEREAS, Aphria is, concurrently herewith, entering into an arrangement agreement, as the same may be amended from time to time (the “Arrangement Agreement”), with Tilray pursuant to which, among other things, Tilray is proposing to acquire the shares of Aphria in the manner provided for by the plan of arrangement (the “Plan of Arrangement”); and

WHEREAS, as a condition to its willingness to enter into the Arrangement Agreement and in order to induce Aphria to enter into the Plan of Arrangement, the Shareholder is willing to execute and deliver this Agreement and to make certain representations, warranties, covenants and agreements with respect to the Subject Shares beneficially owned by the Shareholder and set forth on Exhibit A.

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt, sufficiency and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

Article 1
INTERPRETATION

1.1          All capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to them in the Arrangement Agreement. All references herein to the Arrangement Agreement or any portion thereof refer to the Arrangement Agreement as amended, modified, restated or waived. The word “it” in reference to the Shareholder is used as a generic identifier and shall be deemed to mean “he” or “she” or words of similar import, as applicable.

Article 2
COVENANTS OF THE SHAREHOLDER

2.1          The Shareholder hereby covenants and irrevocably agrees that the Shareholder shall, from the date hereof until the earlier of (i) the Effective Time, and (ii) the termination of this Agreement pursuant to Article 6 (such earlier time, the (“Expiration Time”):

(a)	direct all Affiliates and Associates to take the actions under this Agreement. As used in this Agreement, the terms “Affiliate” and “Associate” shall have the respective meanings set forth in Rule 12b-2 promulgated by the Exchange Act and shall include all persons or entities that at any time during the term of this Agreement become Affiliates or Associates of any person or entity referred to in this Agreement, provided that [REDACTED] and [REDACTED] shall not be included as or considered Affiliates or Associates of the Shareholder for the purposes of this Agreement;

(b)	not directly or indirectly option for sale, offer, sell, assign, transfer, exchange, assign, dispose of, pledge, tender, encumber, grant a security interest in, hypothecate or otherwise convey any of the Subject Shares, or any right or interest therein (legal or equitable) (“Transfer”), to any Person or agree to do any of the foregoing;

(c)	except to the extent contemplated by this Agreement, not directly or indirectly grant any proxy, power of attorney or other right to vote the Subject Shares, or enter into any voting agreement, voting trust, vote pooling or other agreement or commitment with respect to the right to vote, call meetings of Tilray’s shareholders or give consents or approval of any kind with respect to any of the Subject Shares or agree to do any of the foregoing;

(d)	not directly or indirectly vote or cause to be voted any of the Subject Shares in respect of any proposed action by Tilray in a manner which might reasonably be expected to prevent or materially delay the successful completion of the Arrangement or the other transactions contemplated by the Arrangement Agreement, including, but not limited to, the vote by the shareholders of Tilray in favour of the Tilray Resolutions;

(e)	not directly or indirectly take any action which might be reasonably expected to impede, prevent or materially delay the approval of the Arrangement Resolution by the Aphria Shareholders or the Tilray Resolutions by the Tilray Shareholders;

(f)	take all steps as may reasonably be requested to ensure that the Arrangement and the other transactions contemplated in the Arrangement Agreement are successfully completed;

(g)	not make any statements which may reasonably be construed as being opposed to the Plan of Arrangement or the other transactions contemplated by the Arrangement Agreement or any aspect thereof and to not bring, or threaten to bring, any suit or proceeding for the purpose of, or which has the effect of, directly or indirectly, stopping, preventing, impeding, delaying or varying the Plan of Arrangement or the other transactions contemplated by the Arrangement Agreement or any aspect thereof, including not exercising any securityholder rights or remedies available at common law or pursuant to applicable securities laws;

(h)	not directly or indirectly take any action that would make any representation or warranty contained herein untrue or incorrect or that would have the effect of impairing the ability of the Shareholder to perform his, her or its obligations under this Agreement or preventing or delaying the consummation of any of the transactions contemplated hereby;

(i)	not exercise any appraisal rights;

(j)	subject to section 2.3 hereto, if the Arrangement Agreement is amended or terminated such that the transactions (or any of them) contemplated by the Arrangement Agreement are to be accomplished by means of an alternative transaction structure other than as currently contemplated in the Arrangement Agreement whereby Aphria would offer to acquire all of the Tilray Shares, the consequences of which to the Shareholders are substantially similar to or better than contemplated by the Arrangement Agreement (any such transaction is referred to as an “Alternative Transaction”), the Shareholder agrees to support the completion of the Alternative Transaction in the same manner as this Agreement provides with respect to the Arrangement, including, in the case of a take-over bid, by causing all of the Subject Shares to be validly tendered in acceptance of such take-over bid together with the letter of transmittal and, if applicable, notice of guaranteed delivery, and any other documents required in accordance with such take-over bid, and will not withdraw the Subject Shares from such take-over bid except with the consent of Aphria; and

(k)	not do indirectly that which the Shareholder may not do directly by the terms of this Section 2.

2.2          For greater certainty, any shares of class 2 common stock of Tilray or other securities of the Tilray that the Shareholder purchases or with respect to which the Shareholder otherwise acquires beneficial ownership (as defined in Rule 13d-3 under the 1934 Exchange Act, as amended (the “Exchange Act”)) after the date of this Agreement and prior to Expiration Time, including by reason of any stock split, stock dividend, reclassification, recapitalization or other similar transaction or pursuant to the exercise of options, convertible securities or warrants to purchase such shares or the conversion of any debt for such shares shall be subject to the terms and conditions of this Agreement to the same extent as if they comprised a portion of the Subject Shares and shall be deemed to be included in the Subject Shares for the purposes hereof.

2.3          Notwithstanding any other provision of this Agreement, Aphria hereby agrees and acknowledges that nothing in this Agreement will prevent the Shareholder from acting in accordance with the exercise of his or her fiduciary duties or duty to act in the best interests of Tilray as a director or officer of Tilray and/or Tilray’s subsidiaries (if the Shareholder holds such office), after considering the advice of external legal counsel.

Article 3
AGREEMENT TO VOTE IN FAVOUR OF THE TILRAY RESOLUTIONS

3.1          The Shareholder hereby covenants and irrevocably agrees, from the date hereof until the Expiration Time, except as permitted by this Agreement:

(a)	to vote the Subject Shares, and, in the case of Subject Shares held by an Affiliate or Associate of the Shareholder, to cause any holder of record of Subject Shares to vote or to execute a written consent or consents with respect to the Subject Shares at the Tilray Meeting (or any adjournment or postponement thereof or at every other meeting of the shareholders of the Tilray with respect to the Tilray Resolutions) (i) in favour of the Tilray Resolutions and any other matter necessary for the consummation of the Arrangement and the other transactions contemplated by the Arrangement Agreement; (ii) against any Adverse Proposal (as defined below) and (iii) against any action, proposal, transaction, agreement, or other matter that would reasonably be expected to impede, interfere with, delay, discourage, postpone or adversely affect the Plan of Arrangement or any of the transactions contemplated by the Plan of Arrangement;

(b)	if the Shareholder is the holder of record of any of the Subject Shares, no later than five Business Days prior to the date of the Tilray Meeting, the Shareholder shall deliver or cause to be delivered to Aphria, a copy of the duly executed proxy or proxies in respect of the Subject Shares directing the holder of such proxy or proxies to vote in favour of the Tilray Resolutions and/or any matter that could be expected to facilitate the Arrangement;

(c)	if the Shareholder is the beneficial owner of any of the Subject Shares, no later than five Business Days prior to the date of the Tilray Meeting, the Shareholder shall deliver or cause to be delivered to Aphria a copy of the duly executed voting instruction form(s) to the intermediary through which the Shareholder holds its beneficial interest in the Subject Shares instructing that the Subject Shares be voted at the Tilray Meeting in favour of the Tilray Resolutions and/or any matter that could be expected to facilitate the Arrangement;

(d)	to name those individuals in such proxy or proxies, or voting instruction form(s), as are designated by Tilray in the Tilray Proxy Statement;

(e)	to appoint Aphria and any designee of Aphria, and each of them individually, as its proxies and attorneys-in-fact, with full power of substitution and re-substitution, to vote or act by written consent during the term of this Agreement with respect to the Subject Shares in accordance with this Agreement in the event that either (i) the Shareholder breaches any of its obligations under this Agreement, or (ii) the Shareholder fails to vote or act by written consent with respect to the Subject Shares in accordance with the foregoing section prior to or at the Tilray Meeting at which the matters described in the foregoing section are considered or the last date by which written consents with respect to such matters are required to be delivered in order to be effective; and

(f)	not to tender for any bid or tender offer for Tilray Shares or take any action (including the voting (or granting of a proxy to vote) of the Subject Shares) that may lead to or otherwise result in an Adverse Proposal.

3.2          The proxy and power of attorney granted under Section 3.1(e) is given to secure the performance of the duties of the Shareholder under this Agreement. The Shareholder shall take such further action or execute such other instruments as may be necessary to effectuate the intent of this proxy. This proxy and power of attorney granted by the Shareholder shall be irrevocable during the term of this Agreement, shall be deemed to be coupled with an interest sufficient in law to support an irrevocable proxy and power of attorney and shall revoke any and all prior proxies granted by the Shareholder with respect to the Subject Shares. The power of attorney granted by the Shareholder herein is a durable power of attorney and shall survive the dissolution, bankruptcy, death or incapacity of the Shareholder. The proxy and power of attorney granted hereunder shall terminate upon the termination of this Agreement.

3.3          For purposes of this Agreement, “Adverse Proposal” means (a) any Acquisition Proposal, (b) any change in a majority of the board of directors of Tilray (other than as contemplated in the Arrangement Agreement), (c) any amendment to Tilray’s charter or organizational documents (other than as contemplated in the Arrangement Agreement), (d) any material change in the capitalization of Tilray or Tilray’s corporate structure or in any material terms of any security of Tilray, or otherwise obligating Tilray to grant any security (other than as contemplated in the Arrangement Agreement), or (e) any other matter that would reasonably be expected to impede, interfere with, delay, postpone, discourage or adversely affect the Plan of Arrangement or any of the other transactions contemplated by the Arrangement Agreement or this Agreement but for greater certainty, a Superior Proposal shall not be an Adverse Proposal.

Article 4
REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE SHAREHOLDER

4.1          The Shareholder represents, warrants and, where applicable, covenants to Aphria as follows, and acknowledges that Aphria is relying upon these representations, warranties and covenants in connection with the entering into of this Agreement and the Arrangement Agreement:

(a)	(i) the Shareholder (A) owns beneficially (as such term is defined in Rule 13d-3 under the Exchange Act) all of the Subject Shares set forth on Exhibit A, and (B) will own beneficially any additional Subject Shares acquired after the date of this Agreement, in each instance, free and clear of all Encumbrances (as hereinafter defined), and (ii) except pursuant hereto, there (A) are no options, warrants or other rights, agreements, arrangements or commitments of any character to which the Shareholder is a party relating to the pledge, disposition, Transfer or voting of any of the Subject Shares set forth on Exhibit A, and there are no voting trusts or voting agreements with respect to such Subject Shares, and (B) there will not be any options, warrants or other rights, agreements, arrangements or commitments of any character to which the Shareholder is a party relating to the pledge, disposition, Transfer or voting of any of additional Subject Shares acquired after the date of this Agreement, and there will not be any voting trusts or voting agreements with respect to such additional Subject Shares;

(b)	the Shareholder has the full corporate power (if the Shareholder is a corporation) and authority and legal capacity to enter into, execute and deliver this Agreement and to perform fully the Shareholder’s obligations hereunder (including the proxy and power of attorney described in Section 3.1(e)) and has received all requisite approvals to execute and deliver this Agreement and to perform its obligations hereunder and to complete the transactions contemplated in the Arrangement Agreement;

(c)	this Agreement has been duly and validly executed and delivered by the Shareholder and, constitutes a legal, valid and binding obligation, enforceable by Aphria against the Shareholder in accordance with its terms;

(d)	if the Shareholder is a corporation, limited partnership or limited liability company, the Shareholder is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated, organized or constituted;

(e)	none of the execution and delivery by the Shareholder of this Agreement or the completion or performance of the transactions contemplated hereby or the compliance by the Shareholder with the Shareholder’s obligations hereunder will result in a breach of or constitute a default under any provision of (i) any agreement or instrument to which the Shareholder is a party or by which the Shareholder or any of the Shareholder's property or assets is bound, (ii) any judgment, decree, order or award of any Governmental Entity against the Shareholder, or (iii) any law, statute, ordinance, regulation or rule applicable to the Shareholder, except in each case as would not reasonably be expected, either individually or in the aggregate, to impair the ability of the Shareholder to perform its obligations hereunder;

(f)	the Subject Shares are and will be at all times up until the Effective Time free and clear of any security interests, liens, claims, pledges, options, rights of first refusal, co-sale rights, agreements, limitations on the Shareholder’s voting rights, charges and other encumbrances of any nature (other than any encumbrances created by this Agreement or arising under applicable federal and state securities laws) (“Encumbrances”) that could adversely affect the Plan of Arrangement, the Arrangement Agreement, or the exercise or fulfillment of the rights and obligations of Aphria or the Shareholder under this Agreement or the Arrangement Agreement;

(g)	there are no legal proceedings in progress or pending before any Governmental Entity or threatened against the Shareholder or its Affiliates that would reasonably be expected, either individually or in the aggregate, to materially impair the ability of the Shareholder to enter into this Agreement and to perform its obligations hereunder;

(h)	no consent of the Shareholder’s spouse is necessary under any “community property” or other Laws in order for the Shareholder to enter into and perform its obligations under this Agreement; and

(i)	no broker, investment banker, financial advisor or other person (including the Shareholder) is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission that is payable by Tilray, Aphria or any of their respective affiliates in connection with the Arrangement Agreement and the transactions contemplated thereby based upon arrangements made by or on behalf of the Shareholder.

Article 5
REPRESENTATIONS AND WARRANTIES OF APHRIA

5.1          Aphria represents and warrants to the Shareholder as follows and acknowledges that the Shareholder is relying upon these representations and warranties in connection with the entering into of this Agreement:

(a)	Aphria has been duly formed and is validly existing under the laws of the Province of Ontario and has the requisite corporate power and authority to conduct its business as it is now being conducted and to enter into this Agreement and to perform its obligations hereunder;

(b)	the execution and delivery of this Agreement and the completion by Aphria of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action of Aphria and no other corporate proceedings on the part of Aphria are necessary to authorize the execution and delivery by it of this Agreement or the completion by Aphria of the transactions contemplated hereby; and

(c)	this Agreement has been duly executed and delivered by Aphria and constitutes the legal, valid and binding obligation of Aphria enforceable against it in accordance with its terms.

Article 6
TERMINATION

6.1          This Agreement shall terminate upon the earliest to occur of (i) the Effective Time, (ii) the date upon which the Shareholder and Aphria mutually agree to terminate this Agreement or (iii) the date on which the Arrangement Agreement is validly terminated in accordance with its terms.

Article 7
DISCLOSURE

7.1          The Shareholder (i) consents to the details of this Agreement being set out in the Aphria Circular and the Tilray Proxy Statement and this Agreement being made publicly available, including by filing on SEDAR and EDGAR, as may be required pursuant to applicable securities laws or any Governmental Entity in connection with the Arrangement, (ii) consents to and authorizes the publication and disclosure by Aphria and Tilray of its identity and holding of Subject Shares, the nature of its commitments and obligations under this Agreement and any other information, in each case that Aphria or Tilray reasonably determines is required to be disclosed by applicable Law in any press release, or any other disclosure document in connection with the Arrangement and any transactions contemplated by the Arrangement Agreement, (iii) agrees promptly to give to Aphria and Tilray any information either may reasonably require for the preparation of any such disclosure documents, including the Aphria Circular and the Tilray Proxy Statement and (iv) agrees to promptly notify Aphria and Tilray of any required corrections with respect to any written information supplied by it specifically for use in any such disclosure document, if and to the extent that any such information shall have become false or misleading in any material respect. Except as contemplated by the immediately preceding sentence and as otherwise required by applicable Laws or by any Governmental Entity or in accordance with the requirements of any stock exchange, no party shall make any public announcement or statement with respect to this Agreement without the approval of the other, which shall not be unreasonably withheld or delayed.

Article 8
GENERAL

8.1          This Agreement shall become effective upon execution and delivery hereof by the Shareholder.

8.2          The Shareholder and Aphria shall, from time to time, promptly execute and deliver all such further documents and instruments and do all such acts and things as the other party may reasonably require to effectively carry out the intent of this Agreement.

8.3          This Agreement shall not be assignable by any party without the prior written consent of the other parties. This Agreement shall be binding upon and shall enure to the benefit of and be enforceable by each of the parties hereto and their respective successors and permitted assigns.

8.4          Time shall be of the essence of this Agreement.

8.5          Any notice or other communication required or permitted to be given hereunder shall be sufficiently given if in writing, delivered or sent by telecopier or facsimile transmission or e-mail or similar means of recorded electronic communication:

(a)	if to Tilray:

1100 Maughan Road
Nanaimo, British Columbia

Attention:   Dara Redler
Email:        [REDACTED]

with a copy (which shall not constitute notice) to:

Blake, Cassels & Graydon LLP
595 Burrard Street, Suite 2600
Vancouver, BC V7X 1L3

Attention:  Kathleen Keilty
Email:        kathleen.keilty@blakes.com

and to

Cooley LLP

3175 Hanover Street
Palo Alto, CA 94304-1130

Attention:  Steve Tonsfeldt
Email:        stonsfeldt@cooley.com

(b)	if to Aphria:

1 Adelaide Street East, Suite 2310
Toronto, ON
M5C 2V9

Attention:  Christelle Gedeon, Chief Legal Officer
Email:        [REDACTED]

with a copy (which shall not constitute notice) to:

DLA Piper LLP (US)

1251 Avenue of the Americas

25th Floor

New York, NY 10020

Attention:  Christopher P. Giordano / Jon Venick

Email:        christopher.giordano@us.dlapiper.com / jon.venick@us.dlapiper.com and to

DLA Piper (Canada) LLP

1 First Canadian Place, Suite 6000

100 King Street West, PO Box 367

Toronto, ON M5X 1E2

Attention:  Russel W. Drew

Email:        russel.drew@dlapiper.com

and to

Fasken Martineau DuMoulin LLP

Bay Adelaide Centre

333 Bay Street, Suite 2400

Toronto, ON M5H 2T6

Attention:  Bradley Freelan / Alex Nikolic

Email:        bfreelan@fasken.com / anikolic@fasken.com

(c)	In the case of the Shareholder:

To the address set forth on Schedule A attached hereto, or to such other street address, individual or electronic communication number or address as may be designated by notice given by any party to the others. Any demand, notice or other communication given by personal delivery will be conclusively deemed to have been given on the day of actual delivery thereof and, if given by facsimile or electronic communication, on the day of transmittal thereof if given during the normal business hours of the recipient and on the following Business Day if not given during such hours on any day.

8.6             This Agreement and the rights and obligations of the parties hereto shall be governed by and construed in accordance with the Laws of the State of Delaware and the federal Laws of the United States applicable therein without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or of any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware. Each of the parties irrevocably and unconditionally (i) submits to the non-exclusive jurisdiction of the courts of the State of Delaware over any action or proceeding arising out of or relating to this Agreement, (ii) waives any objection that it might otherwise be entitled to assert to the jurisdiction of such courts and (iii) agrees not to assert that such courts are not a convenient forum for the determination of any such action or proceeding.

8.7             Each of the parties hereto agrees with the others that (i) monetary damages may not be a sufficient remedy for any breach of this Agreement by any of the parties, (ii) in addition to any other remedies at law or in equity that a party may have, such party shall be entitled to seek equitable relief, including injunction and specific performance, in the event of any breach of the provisions of this Agreement, and (iii) any party that is a defendant or respondent shall waive any requirement for the securing or posting of any bond in connection with such remedy. Each of the parties hereby consents to any preliminary applications for such relief to any court of competent jurisdiction. The prevailing party shall be reimbursed for all costs and expenses, including reasonable legal fees, incurred in enforcing the other party's obligations hereunder.

8.8             If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not irremediably affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled according to their original tenor to the extent possible.

8.9             This Agreement constitutes the entire agreement between the parties and supersedes all other prior agreements, understandings and undertakings, both written and oral, among the parties with respect to the subject matter hereof. The Shareholder acknowledges and agrees that notwithstanding anything to the contrary herein, [REDACTED].

8.10           The Shareholder confirms that it has had the opportunity to obtain independent legal advice regarding its rights, duties and obligations hereunder and the Shareholder has sought, or has willingly waived the right to seek independent legal advice regarding its respective rights, duties and obligations hereunder.

8.11           This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce more than one counterpart.

[signatures to follow]

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above.

APHRIA INC.

By:	(Signed) Carl Merton
Name: Carl Merton Title: Chief Financial Officer

(Signed) Michael Auerbach
MICHAEL AUERBACH

SCHEDULE A
LIST OF SHAREHOLDERS

and

OWNERSHIP OF TILRAY SUBJECT SHARES

Name and Address	Subject Shares beneficially owned*	Registered Holder if different from beneficial owner*	Total number of Subject Shares owned or controlled*
Michael Auerbach [REDACTED]	[REDACTED]	[REDACTED]	[REDACTED]

* [REDACTED]

VOTING SUPPORT and lock-Up AGREEMENT

THIS VOTING SUPPORT AND LOCK-UP AGREEMENT (“Agreement”) is dated as of December 15, 2020, by and between Aphria Inc., a corporation existing under the laws of the Province of Ontario, (“Avalanche”) and each of the shareholders listed on Schedule A attached hereto (individually, a “Shareholder” and collectively, the “Shareholders”).

WHEREAS, the Shareholder is the beneficial owner of certain shares of class 2 common stock (the “Titan Shares”) of Tilray, Inc., a corporation existing under the laws of the State of Delaware (“Titan”), as described more particularly on Schedule A hereto (together with any additional Titan Shares acquired after the date hereof, the “Subject Shares”);

WHEREAS, Avalanche is, concurrently herewith, entering into an arrangement agreement, as the same may be amended from time to time (the “Arrangement Agreement”), with Titan pursuant to which, among other things, Titan is proposing to acquire the shares of Avalanche in the manner provided for by the plan of arrangement (the “Plan of Arrangement”); and

WHEREAS, as a condition to its willingness to enter into the Arrangement Agreement and in order to induce Avalanche to enter into the Plan of Arrangement, the Shareholder is willing to execute and deliver this Agreement and make certain representations, warranties, covenants and agreements with respect to the Subject Shares beneficially owned by the Shareholder and set forth on Schedule A.

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt, sufficiency and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

Article 1
INTERPRETATION

1.1         All capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to them in the Arrangement Agreement. All references herein to the Arrangement Agreement or any portion thereof refer to the Arrangement Agreement as amended, modified, restated or waived. The word “it” in reference to the Shareholder is used as a generic identifier and shall be deemed to mean “he” or “she” or words of similar import, as applicable.

Article 2
COVENANTS OF THE SHAREHOLDER

2.1         The Shareholder hereby covenants and irrevocably agrees that the Shareholder shall, from the date hereof until the earlier of (i) the Effective Time, and (ii) the termination of this Agreement pursuant to Article 6 (such earlier time, the (“Expiration Time”):

(a)	direct all Affiliates and Associates to take the actions under this Agreement. As used in this Agreement, the terms “Affiliate” and “Associate” shall have the respective meanings set forth in Rule 12b-2 promulgated by the Exchange Act and shall include all persons or entities that at any time during the term of this Agreement become Affiliates or Associates of any person or entity referred to in this Agreement;

(b)	not directly or indirectly option for sale, offer, sell, assign, transfer, exchange, assign, dispose of, pledge, tender, encumber, grant a security interest in, hypothecate or otherwise convey (any such action is referred to herein as a “Transfer”) any of the Subject Shares, or any right or interest therein (legal or equitable), to any Person or agree to do any of the foregoing;

(c)	except to the extent contemplated by this Agreement, not directly or indirectly grant any proxy, power of attorney or other right to vote the Subject Shares, or enter into any voting agreement, voting trust, vote pooling or other agreement or commitment with respect to the right to vote, call meetings of Titan’s shareholders or give consents or approval of any kind with respect to any of the Subject Shares or agree to do any of the foregoing;

(d)	not directly or indirectly vote or cause to be voted any of the Subject Shares in respect of any proposed action by Titan in a manner which might reasonably be expected to prevent or materially delay the successful completion of the Arrangement or the other transactions contemplated by the Arrangement Agreement, including, but not limited to, the vote by the shareholders of Titan in favour of the Titan Resolutions;

(e)	not directly or indirectly take any action which might be reasonably expected to impede, prevent or materially delay the approval of the Arrangement Resolution by the Avalanche Shareholders or Titan Resolutions by the Titan Shareholders;

(f)	take all steps as may reasonably be requested to ensure that the Arrangement and the other transactions contemplated in the Arrangement Agreement are successfully completed;

(g)	not make any statements which may reasonably be construed as being opposed to the Plan of Arrangement or the other transactions contemplated by the Arrangement Agreement or any aspect thereof and to not bring, or threaten to bring, any suit or proceeding for the purpose of, or which has the effect of, directly or indirectly, stopping, preventing, impeding, delaying or varying the Plan of Arrangement or the other transactions contemplated by the Arrangement Agreement or any aspect thereof, including not exercising any securityholder rights or remedies available at common law or pursuant to applicable securities laws;

(h)	not directly or indirectly take any action that would make any representation or warranty contained herein untrue or incorrect or that would have the effect of impairing the ability of the Shareholder to perform his, her or its obligations under this Agreement or preventing or delaying the consummation of any of the transactions contemplated hereby;

(i)	not exercise any appraisal rights;

(j)	subject to section 2.3 hereto, if the Arrangement Agreement is amended or terminated such that the transactions (or any of them) contemplated by the Arrangement Agreement are to be accomplished by means of an alternative transaction structure other than as currently contemplated in the Arrangement Agreement whereby Avalanche would offer to acquire all of the Titan Shares, the consequences of which to the Shareholders are substantially similar to or better than contemplated by the Arrangement Agreement (any such transaction is referred to as an “Alternative Transaction”), the Shareholder agrees to support the completion of the Alternative Transaction in the same manner as this Agreement provides with respect to the Arrangement, including, in the case of a take-over bid, by causing all of the Subject Shares to be validly tendered in acceptance of such take-over bid together with the letter of transmittal and, if applicable, notice of guaranteed delivery, and any other documents required in accordance with such take-over bid, and will not withdraw the Subject Shares from such take-over bid except with the consent of Avalanche; and

(k)	not do indirectly that which the Shareholder may not do directly by the terms of this Section 2.1.

2.2         For greater certainty, any shares of class 2 common stock of Titan or other securities of Titan that the Shareholder purchases or with respect to which the Shareholder otherwise acquires beneficial ownership (as defined in Rule 13d-3 under the 1934 Exchange Act, as amended (the “Exchange Act”)) after the date of this Agreement and prior to Expiration Time, including by reason of any stock split, stock dividend, reclassification, recapitalization or other similar transaction or pursuant to the exercise of options, convertible securities or warrants to purchase such shares or the conversion of any debt for such shares shall be subject to the terms and conditions of this Agreement to the same extent as if they comprised a portion of the Subject Shares and shall be deemed to be included in the Subject Shares for the purposes hereof.

2.3         From and after the Effective Time until the Business Day immediately following the second Annual Meeting of Titan Shareholders to occur after the Effective Time,

(a)	the Shareholder shall appear in person or by proxy at the annual meeting of shareholders, or a special meeting of Titan Shareholders called to elect directors, and vote the Subject Shares (A) in favor of certain governance measures reflected on Schedule F of the Arrangement Agreement, including, but not limited to, the voting in favor of the Titan Board and the Chairman and Chief Executive Officer of Titan and (B) in support of any other management-proposed directors and other measures put forward by management for each of these two annual meetings; and

(b)	In addition to the foregoing, during this period, the Shareholder shall not, and shall cause each of its controlled Affiliates and Associates not to, directly or indirectly, (A) nominate, encourage or recommend for nomination any person for election at any annual or special meeting of Titan’s shareholders, (B) seek or encourage, alone or in concert with others, any person to submit nominations in furtherance of a “contested solicitation” for the election or removal of the directors of Titan, (C) seek or encourage, alone or in concert with others, the removal or resignation of any member of the Titan Board, (D) submit any proposal for consideration at, or bring any other business before, any annual or special meeting of the Titan Shareholders, (E) form, join in or in any other way participate in a “partnership, limited partnership, syndicate or other group” within the meaning of Section 13(d)(3) of the Exchange Act with respect to the Titan Shares or deposit any Titan Shares in a voting trust or similar arrangement or subject any Titan Shares to any voting agreement or pooling arrangement, (F) initiate, encourage or participate in any “vote no,” “withhold” or similar campaign with respect to any annual or special meeting of Titan’s shareholders, (G) except as contemplated by the Arrangement Agreement and the Plan of Arrangement, effect, seek offer or engage in any “solicitation” of “proxies” or become a “participant” in any such “solicitation” as such terms are defined in Regulation 14A under the Exchange Act, in each case, with respect to the Titan Shares, (H) knowingly encourage or advise any other person or assist or act to assist any person in so encouraging or advising any person with respect to the giving or withholding of any proxy, consent or other authority to vote (other than as contemplated by the Arrangement Agreement and the Plan of Arrangement), and (I) participate in or take action with respect to (other than as specifically contemplated by the Arrangement Agreement and the Plan of Arrangement) any (x) tender or exchange offer for any Titan Shares, or any merger, consolidation, business combination or acquisition or disposition of assets of Titan, or (y) recapitalization, restructuring, open-ending, liquidation, dissolution or other similar extraordinary transaction with respect to Titan (it being understood that the foregoing shall not restrict any person from tendering Titan Shares, receiving payment for Titan Shares or otherwise participating in any such transaction on the same basis as other shareholders of Titan or from participating in any such transaction that has been approved by the Titan Board of directors after the Effective Time, subject to the terms of this Agreement). The Shareholder shall not publicly or privately encourage or support any other shareholder, person or entity to take any of the actions described in this section.

2.4         Notwithstanding any other provision of this Agreement, Avalanche hereby agrees and acknowledges that nothing in this Agreement will prevent the Shareholder from acting in accordance with the exercise of his or her fiduciary duties or duty to act in the best interests of Titan as a director or officer of Titan and/or Titan’s subsidiaries (if the Shareholder holds such office), after considering the advice of external legal counsel.

Article 3
AGREEMENT TO VOTE IN FAVOUR OF THE Titan RESOLUTIONs

3.1         The Shareholder hereby covenants and irrevocably agrees that it shall, from the date hereof until the Expiration Time, except as permitted by this Agreement:

(a)	to vote the Subject Shares, and, in the case of Subject Shares held by an Affiliate or Associate of the Shareholder, to cause any holder of record of Subject Shares to vote or to execute a written consent or consents with respect to the Subject Shares at the Titan Meeting (or any adjournment or postponement thereof or at every other meeting of the shareholders of the Titan with respect to the Titan Resolutions) (i) in favour of the Titan Resolutions and any other matter necessary for the consummation of the Arrangement and the other transactions contemplated by the Arrangement Agreement; (ii) against any Adverse Proposal (as defined below) and (iii) against any action, proposal, transaction, agreement, or other matter that would reasonably be expected to impede, interfere with, delay, discourage, postpone or adversely affect the Plan of Arrangement or any of the transactions contemplated by the Plan of Arrangement;

(b)	if the Shareholder is the holder of record of any of the Subject Shares, no later than five Business Days prior to the date of the Titan Meeting, the Shareholder shall deliver or cause to be delivered to Avalanche, a copy of the duly executed proxy or proxies in respect of the Subject Shares directing the holder of such proxy or proxies to vote in favour of the Titan Resolutions and/or any matter that could be expected to facilitate the Arrangement;

(c)	if the Shareholder is the beneficial owner of any of the Subject Shares, no later than five Business Days prior to the date of the Titan Meeting, the Shareholder shall deliver or cause to be delivered to Avalanche a copy of the duly executed voting instruction form(s) to the intermediary through which the Shareholder holds its beneficial interest in the Subject Shares instructing that the Subject Shares be voted at the Titan Meeting in favour of the Titan Resolutions and/or any matter that could be expected to facilitate the Arrangement;

(d)	to name those individuals in such proxy or proxies, or voting instruction form(s), as are designated by Titan in the Titan Proxy Statement;

(e)	to appoint Avalanche and any designee of Avalanche, and each of them individually, as its proxies and attorneys-in-fact, with full power of substitution and re-substitution, to vote or act by written consent during the term of this Agreement with respect to the Subject Shares in accordance with this Agreement in the event that either (i) the Shareholder breaches any of its obligations under this Agreement, or (ii) the Shareholder fails to vote or act by written consent with respect to the Subject Shares in accordance with the foregoing section prior to or at the Titan Meeting at which the matters described in the foregoing section are considered or the last date by which written consents with respect to such matters are required to be delivered in order to be effective; and

(f)	not to tender for any bid or tender offer for Titan Shares or take any action (including the voting (or granting of a proxy to vote) of the Subject Shares) that may lead to or otherwise result in an Adverse Proposal.

3.2         The proxy and power of attorney granted under Section 3.1(e) is given to secure the performance of the duties of the Shareholder under this Agreement. The Shareholder shall take such further action or execute such other instruments as may be necessary to effectuate the intent of this proxy. This proxy and power of attorney granted by the Shareholder shall be irrevocable during the term of this Agreement, shall be deemed to be coupled with an interest sufficient in law to support an irrevocable proxy and power of attorney and shall revoke any and all prior proxies granted by the Shareholder with respect to the Subject Shares. The power of attorney granted by the Shareholder herein is a durable power of attorney and shall survive the dissolution, bankruptcy, death or incapacity of the Shareholder. The proxy and power of attorney granted hereunder shall terminate upon the termination of this Agreement.

3.3         For purposes of this Agreement, “Adverse Proposal” means (a) any Acquisition Proposal, (b) any change in a majority of the board of directors of Titan (other than as contemplated in the Arrangement Agreement), (c) any amendment to Titan’s charter or organizational documents (other than as contemplated in the Arrangement Agreement), (d) any material change in the capitalization of Titan or Titan’s corporate structure or in any material terms of any security of Titan, or otherwise obligating Titan to grant any security (other than as contemplated in the Arrangement Agreement), or (e) any other matter that would reasonably be expected to impede, interfere with, delay, postpone, discourage or adversely affect the Plan of Arrangement or any of the other transactions contemplated by the Arrangement Agreement or this Agreement but for greater certainty, a Superior Proposal shall not be an Adverse Proposal.

Article 4
REPRESENTATIONS, WARRANTIES and covenants OF THE SHAREHOLDER

4.1         The Shareholder represents, warrants and, where applicable, covenants to Avalanche as follows, and acknowledges that Avalanche is relying upon these representations, warranties and covenants in connection with the entering into of this Agreement and the Arrangement Agreement:

(a)	(i) the Shareholder (A) owns beneficially (as such term is defined in Rule 13d-3 under the Exchange Act) all of the Subject Shares set forth on Schedule A, and (B) will own beneficially any additional Subject Shares acquired after the date of this Agreement, in each instance, free and clear of all Encumbrances (as hereinafter defined), and (ii) except pursuant hereto, there (A) are no options, warrants or other rights, agreements, arrangements or commitments of any character to which the Shareholder is a party relating to the pledge, disposition, Transfer or voting of any of the Subject Shares set forth on Schedule A, and there are no voting trusts or voting agreements with respect to such Subject Shares, and (B) there will not be any options, warrants or other rights, agreements, arrangements or commitments of any character to which the Shareholder is a party relating to the pledge, disposition, Transfer or voting of any of additional Subject Shares acquired after the date of this Agreement, and there will not be any voting trusts or voting agreements with respect to such additional Subject Shares;

(b)	the Shareholder has the full corporate power (if the Shareholder is a corporation) and authority and legal capacity to enter into, execute and deliver this Agreement and to perform fully the Shareholder’s obligations hereunder (including the proxy and power of attorney described in Section 3.1(e)) and has received all requisite approvals to execute and deliver this Agreement and to perform its obligations hereunder and to complete the transactions contemplated in the Arrangement Agreement;

(c)	this Agreement has been duly and validly executed and delivered by the Shareholder and, constitutes a legal, valid and binding obligation, enforceable by Avalanche against the Shareholder in accordance with its terms;

(d)	if the Shareholder is a corporation, limited partnership or limited liability company, the Shareholder is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated, organized or constituted;

(e)	none of the execution and delivery by the Shareholder of this Agreement or the completion or performance of the transactions contemplated hereby or the compliance by the Shareholder with the Shareholder’s obligations hereunder will result in a breach of or constitute a default under any provision of (i) any agreement or instrument to which the Shareholder is a party or by which the Shareholder or any of the Shareholder's property or assets is bound, (ii) any judgment, decree, order or award of any Governmental Entity against the Shareholder, or (iii) any law, statute, ordinance, regulation or rule applicable to the Shareholder, except in each case as would not reasonably be expected, either individually or in the aggregate, to impair the ability of the Shareholder to perform its obligations hereunder;

(f)	the Subject Shares are and will be at all times up until the Effective Time free and clear of any security interests, liens, claims, pledges, options, rights of first refusal, co-sale rights, agreements, limitations on the Shareholder’s voting rights, charges and other encumbrances of any nature (other than any encumbrances created by this Agreement or arising under applicable federal and state securities laws) (“Encumbrances”) that could adversely affect the Plan of Arrangement, the Arrangement Agreement, or the exercise or fulfillment of the rights and obligations of Titan, Avalanche or the Shareholder under this Agreement or the Arrangement Agreement;

(g)	there are no legal proceedings in progress or pending before any Governmental Entity or threatened against the Shareholder or its Affiliates that would reasonably be expected, either individually or in the aggregate, to materially impair the ability of the Shareholder to enter into this Agreement and to perform its obligations hereunder;

(h)	no consent of the Shareholder’s spouse is necessary under any “community property” or other Laws in order for the Shareholder to enter into and perform its obligations under this Agreement; and

(i)	no broker, investment banker, financial advisor or other person (including the Shareholder) is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission that is payable by Titan, Avalanche or any of their respective Affiliates in connection with the Arrangement Agreement and the transactions contemplated thereby based upon arrangements made by or on behalf of the Shareholder.

Article 5
REPRESENTATIONS AND WARRANTIES OF AVALANCHE

5.1         Avalanche represents and warrants to the Shareholder as follows and acknowledges that the Shareholder is relying upon these representations and warranties in connection with the entering into of this Agreement:

(a)	Avalanche has been duly formed and is validly existing under the laws of the Province of Ontario and has the requisite corporate power and authority to conduct its business as it is now being conducted and to enter into this Agreement and to perform its obligations hereunder;

(b)	the execution and delivery of this Agreement and the completion by Avalanche of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action of Avalanche and no other corporate proceedings on the part of Avalanche are necessary to authorize the execution and delivery by it of this Agreement or the completion by Avalanche of the transactions contemplated hereby; and

(c)	this Agreement has been duly executed and delivered by Avalanche and constitutes the legal, valid and binding obligation of Avalanche enforceable against it in accordance with its terms.

Article 6
TERMINATION

6.1         This Agreement shall terminate upon the earliest to occur of (i) the Effective Time, (ii) the date upon which the Shareholder and Avalanche mutually agree to terminate this Agreement or (iii) the date on which the Arrangement Agreement is validly terminated in accordance with its terms; provided however, that upon occurrence of the Effective Time, Sections 2.3, 6.1 and Articles 8 shall survive.

Article 7
DISCLOSURE

7.1         The Shareholder (i) consents to the details of this Agreement being set out in the Avalanche Circular and the Titan Proxy Statement and this Agreement being made publicly available, including by filing on SEDAR and EDGAR, as may be required pursuant to applicable securities laws or any Governmental Entity in connection with the Arrangement, (ii) consents to and authorizes the publication and disclosure by Avalanche and Titan of its identity and holding of Subject Shares, the nature of its commitments and obligations under this Agreement and any other information, in each case that Avalanche or Titan reasonably determines is required to be disclosed by applicable Law in any press release, or any other disclosure document in connection with the Arrangement and any transactions contemplated by the Arrangement Agreement, (iii) agrees promptly to give to Avalanche and Titan any information either may reasonably require for the preparation of any such disclosure documents, including the Avalanche Circular and the Titan Proxy Statement and (iv) agrees to promptly notify Avalanche and Titan of any required corrections with respect to any written information supplied by it specifically for use in any such disclosure document, if and to the extent that any such information shall have become false or misleading in any material respect. Except as contemplated by the immediately preceding sentence and as otherwise required by applicable Laws or by any Governmental Entity or in accordance with the requirements of any stock exchange, no party shall make any public announcement or statement with respect to this Agreement without the approval of the other, which shall not be unreasonably withheld or delayed.

Article 8
GENERAL

8.1         This Agreement shall become effective upon execution and delivery hereof by the Shareholder.

8.2         The Shareholder and Avalanche shall, from time to time, promptly execute and deliver all such further documents and instruments and do all such acts and things as the other party may reasonably require to effectively carry out the intent of this Agreement.

8.3         This Agreement shall not be assignable by any party without the prior written consent of the other parties. This Agreement shall be binding upon and shall enure to the benefit of and be enforceable by each of the parties hereto and their respective successors and permitted assigns.

8.4         Time shall be of the essence of this Agreement.

8.5         Any notice or other communication required or permitted to be given hereunder shall be sufficiently given if in writing, delivered or sent by telecopier or facsimile transmission or e-mail or similar means of recorded electronic communication:

(a)	if to Titan:

1100 Maughan Road
Nanaimo. British Columbia

Attention:         Dara Redler
Email:               [REDACTED]

with a copy (which shall not constitute notice) to:

Blake, Cassels & Graydon LLP
595 Burrard Street, Suite 2600
Vancouver, BC V7X 1L3

Attention:         Kathleen Keilty
Email:               kathleen.keilty@blakes.com

and to

Cooley LLP

3175 Hanover Street

Palo Alto, CA 94304-1130

Attention:         Steve Tonsfeldt
Email:               stonsfeldt@cooley.com

(b)	if to Avalanche:

1 Adelaide Street East, Suite 2310
Toronto, ON
M5C 2V9

Attention:         Christelle Gedeon, Chief Legal Officer
Email:               [REDACTED]

with a copy (which shall not constitute notice) to:

DLA Piper LLP (US)

1251 Avenue of the Americas

25th Floor

New York, NY 10020

Attention:         Christopher P. Giordano / Jon Venick

Email:               christopher.giordano@us.dlapiper.com / jon.venick@us.dlapiper.com and to:

DLA Piper (Canada) LLP

1 First Canadian Place, Suite 6000

100 King Street West, PO Box 367

Toronto, ON M5X 1E2

Attention:         Russel W. Drew

Email:               russel.drew@dlapiper.com

and to:

Fasken Martineau DuMoulin LLP

Bay Adelaide Centre

333 Bay Street, Suite 2400

Toronto, ON M5H 2T6

Attention:         Bradley Freelan / Alex Nikolic

Email:               bfreelan@fasken.com / anikolic@fasken.com

(c)	In the case of the Shareholder:

To the address set forth on Schedule A attached hereto,

or to such other street address, individual or electronic communication number or address as may be designated by notice given by any party to the others. Any demand, notice or other communication given by personal delivery will be conclusively deemed to have been given on the day of actual delivery thereof and, if given by facsimile or electronic communication, on the day of transmittal thereof if given during the normal business hours of the recipient and on the following Business Day if not given during such hours on any day.

8.6         This Agreement and the rights and obligations of the parties hereto shall be governed by and construed in accordance with the Laws of the State of Delaware and the federal Laws of the United States applicable therein without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or of any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware. Each of the parties irrevocably and unconditionally (i) submits to the non-exclusive jurisdiction of the courts of the State of Delaware over any action or proceeding arising out of or relating to this Agreement, (ii) waives any objection that it might otherwise be entitled to assert to the jurisdiction of such courts and (iii) agrees not to assert that such courts are not a convenient forum for the determination of any such action or proceeding.

8.7         Each of the parties hereto agrees with the others that (i) money damages may not be a sufficient remedy for any breach of this Agreement by any of the parties, (ii) in addition to any other remedies at law or in equity that a party may have, such party shall be entitled to seek equitable relief, including injunction and specific performance, in the event of any breach of the provisions of this Agreement, and (iii) any party that is a defendant or respondent shall waive any requirement for the securing or posting of any bond in connection with such remedy. Each of the parties hereby consents to any preliminary applications for such relief to any court of competent jurisdiction. The prevailing party shall be reimbursed for all costs and expenses, including reasonable legal fees, incurred in enforcing the other party's obligations hereunder.

8.8         If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not irremediably affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled according to their original tenor to the extent possible.

8.9         This Agreement constitutes the entire agreement between the parties and supersedes all other prior agreements, understandings and undertakings, both written and oral, among the parties with respect to the subject matter hereof.

8.10        The Shareholder confirms that it has had the opportunity to obtain independent legal advice regarding its rights, duties and obligations hereunder and the Shareholder has sought, or has willingly waived the right to seek independent legal advice regarding its respective rights, duties and obligations hereunder.

8.11        This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce more than one counterpart.

[signatures to follow]

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above.

APHRIA INC.

By:	(Signed) Carl Merton
Name: Carl Merton Title: Chief Financial Officer

(Signed) Brendan Kennedy
BRENDAN KENNEDY

SCHEDULE A
LIST OF SHAREHOLDERS

and

OWNERSHIP OF TITAN SUBJECT SHARES

Name and Address	Subject Shares beneficially owned*	Registered Holder if different from beneficial owner*	Total number of Subject Shares owned or controlled*
Brendan Kennedy C/O Tilray, Inc. [REDACTED]	[REDACTED]	[REDACTED]	[REDACTED]

*[REDACTED]